Exhibit 99.1

On The Move
Driving Continued Success

SXC
Systems Xcellence, Inc.
Annual Report 2006

MOMENTUM

As we capitalize on our legacy footprint and respond to changing market needs, we are propelling ourselves into a new, industry-defining model that engages all stakeholders in the healthcare continuum and seeks to reinvent the pharmacy management space.

We continue to build momentum and address a full spectrum of pharmaceutical supply chain needs. Based on established, well-respected technology, we offer a model that can stand the test of time, especially in a rapidly changing market.

SXC's pharmacy domain expertise, speed to action, transparent pricing and technology leadership uniquely position us to manage the complexity of the pharmacy management landscape.

2006 was a year of extraordinary growth, achievement and advancement—further validation of the importance of our model.

UNPARALLELED CLIENT RETENTION

Maintained 99.9% client retention in 2006 in an industry renowned for client turnover.

AWARD-WINNING INNOVATION

Received the prestigious 2007 Pharmacy Benefit Management Institute Rx Benefit Innovation Award for leading-edge Web technology.

EXCITING INVESTOR GROWTH

Launched successful public offering on NASDAQ, trading under the symbol "SXCI."

SIGNIFICANT CLIENT GROWTH

Announced book-of-business growth of nearly $100 million from new and existing clients.

RECORD-BREAKING VOLUME

Touched approximately one in five of all managed pharmacy benefit transactions in the U.S. and one out of four Medicare Part D members through our technology.

2006 ANNUAL REPORT

Table of Contents

Profile & Financial Highlights	1
Letter to the Shareholders	3
Driving a New Market Model	6
Driving Precision Customer Service	10
Driving Corporate Expansion	14
Forging Client Partnerships	16
Management's Discussion & Analysis with Financial Statements	17
Contact Information (Inside back cover)	

Profile

Systems Xcellence ("SXC") (NASDAQ: SXCI, TSX: SXC) is a leading provider of pharmacy benefit management (PBM) services and healthcare IT solutions to the healthcare benefit management industry. The Company's product offerings and solutions combine a wide range of PBM software applications, application service provider (ASP) processing services, and professional services designed for many of the largest organizations in the pharmaceutical supply chain, such as pharmacy benefit managers, managed care organizations, self-insured employer groups, retail pharmacy chains, and state and federal government entities. SXC is based in Lisle, Illinois with locations in Scottsdale, Arizona; Warminster, Pennsylvania; Alpharetta, Georgia; Milton, Ontario; and Victoria, British Columbia.

Financial Highlights

(IN MILLIONS OF DOLLARS)[1]
YEARS ENDED DECEMBER 31, 20XX[2]

29.5
34.6
33.0
54.1
80.9
14.6
17.1
20.4
34.8
53.7
5.7
7.2
5.3
12.0
22.2
0.2
3.6
2.3
7.7
13.5
02 03 04 05 06
REVENUE
RECURRING REVENUE
ADJUSTED EBITDA
NET INCOME

[1]All dollar figures are in U.S. currency unless otherwise stated.
[2]On October 14, 2003, the Board of Directors of the Company approved a change in the Company's year-end from February 28 to December 31. Consequently, the information for years 2003 and 2002 is derived from the unedited results for those periods.

2006 ANNUAL REPORT 1

Mark A. Thierer
President and Chief Operating Officer

Gordon S. Glenn
Chairman and Chief Executive Officer

2006 ANNUAL REPORT 2

Letter to the Shareholders

DEAR SHAREHOLDER:

Our theme for this annual report is “On The Move,” and in the past year, we did not disappoint—2006 was truly a breakthrough year for SXC. We reported significant growth in all key financial metrics, resulting in record revenue, profitability and cash flow. We extended the reach of our innovative suite of pharmacy benefit services into the government sector and expanded our presence in the commercial sector with milestone Fortune 500 customer wins. We assembled a leadership team with proven industry experience to lead the company through the comprehensive shift occurring today in the pharmacy benefit marketplace. Finally, we completed a $38.7 million NASDAQ initial public offering, which enabled us to significantly increase our cash available for growth initiatives and expand our U.S. investor base.

Our revenue in 2006 increased 50% to a record $80.9 million, exceeding our guidance estimates. Recurring revenue was $53.7 million, or 67% of total revenue, compared to $34.8 million,or64%oftotalrevenuein2005. Our core transaction processing segment generated $38.8 million of revenue, up 81% from 2005. Notably, these increases were all a result of organic growth activity.

Adjusted EBITDA also exceeded our guidance estimates, increasing 85% to $22.1 million, or 27% of revenue, from $12.0 million, or 22% of revenue last year. Net income increased 75% to $13.5 million. On a per-share basis, net income was in line with our guidance estimates at $0.69 per fully-diluted share, compared to $0.50 per fully-diluted share in 2005.

The number of transactions processed is our key non-financial metric, and this number jumped to 310 million transactions in 2006, up 120%from 2005. In the fourth quarter of 2006, we processed approximately 92 million transactions compared to approximately 38 million in the fourth quarter of 2005. Again, all of this growth was organic.

Our strong performance in 2006 was a result of strategic steps taken over the past several years to position SXC for the fundamental changes occurring in the pharmacy benefit marketplace. We recognized several years ago that the market was entering a new era. A combination of factors had begun to drive the annual expenditures on prescription drugs to alarming levels for healthcare payer organizations.

"2006 was a breakthrough year with record revenue, profitability and cash flow."

Letter to the Shareholders (cont)

Payers began to question the conventional approaches for managing their drug benefit costs and set about exploring alternatives to take greater control of their drug benefit programs. Anticipating this market shift, SXC began to transition its own practices and business model to better deliver the control and customization that these payer organizations were seeking.

Today, SXC is a company with the right tools, technology and expertise to offer a unique set of solutions—some would call it a “disruptive” business model—that is perfectly aligned with the wave of change in the pharmacy benefit market. While our current financial performance reflects our hard work to-date, we believe that our momentum has just begun and that our opportunities for growth are only beginning to materialize.

Several forces are driving change in our market, including greater prescription drug use, higher drug prices, increased government-sponsored pharmacy benefits and the growth of IT spending by the healthcare industry. Healthcare has been historically slow to adopt technology solutions. This, however, is changing with industry-driven initiatives such as Medicare prescription drug coverage and the rapid adoption of Electronic Medical Records. The trend toward technology adoption is especially prevalent in the pharmacy benefit market and is creating opportunities for SXC at all points of the supply chain.

SXC is an industry-recognized pioneer and innovator in the claims processing and PBM services business. Today, SXC technology touches nearly one in five of all pharmacy benefit transactions processed each year in the U.S. In the PBM middle market, SXC enjoys the market share leader position. Our ambition now is to transition from being primarily a provider of backroom transaction processing technology to being a full service provider of tools, technology and benefit management services to our customers. We are doing this by offering new applications and services that support our core offerings and enable our customers to develop formulary programs, manage drug manufacturer rebates, and communicate better with their plan members.

SXC's product and service capabilities have expanded significantly and have enabled us to increase the size and scope of our sales pipeline opportunities. Major contract wins in 2006 included the State of Georgia, Kroger Foods and Omnicare, all direct results of this broader product and service platform. Omnicare was a landmark transaction for us, representing our inaugural win in the long-term care marketplace, and showcasing our ability to customize our solutions to meet our customers’ highly specialized needs.

"We have created the most unique business model in the pharmacy benefit industry."

Letter to the Shareholders (cont)

We have created what we believe is the most unique business model in the pharmacy benefit industry. Our model is all about providing our customers with choice and flexibility, the ability to purchase products and services on an à la carte and fully transparent basis, and the ability to optimize how they manage pharmaceuticals. This strategy, and our commitment to superior customer service, led to 99.9% client retention in 2006, a growing pipeline in multiple vertical markets, and an industry reputation for innovation and flexibility in service delivery.

In June 2006, as part of the evolution of our business, we completed our $38.7 million U.S. IPO and subsequent listing on the NASDAQ stock exchange. We pursued this listing to gain greater access to growth capital, reach a broader investor audience, and eliminate our debt. We now have a much more extensive following in the investment community, along with significant capital to pursue our growth initiatives.

In 2006, we made key changes at the senior management and Board of Director levels in order to undertake the next phase of our growth. At the management level, these individuals brought diverse skill sets, extensive contacts and in-depth understanding of our markets, and made an immediate impact on our industry stature, sales pipeline and strategic direction. At the board level, we continue to add experienced healthcare and technology professionals who help us strengthen our leadership position in our core markets and provide vital connections and expertise to support our emerging opportunities.

Thank you to our strong management team and our dedicated employees for their hard work and strong results this past year. On behalf of the Board of Directors, we would also like to thank our shareholders for their continued support, and we look forward to reporting to you in the coming year.

"Completed our U.S. IPO and subsequent listing on NASDAQ."

Gordon S. Glenn	Mark A. Thierer
Chairman & Chief Executive Officer	President & Chief Operating Officer

On The Move
Driving a New Market Model

INDUSTRY TRENDS

SXC is revolutionizing the complex, changing face of healthcare by providing innovative technology solutions to streamline and simplify processes. Our unique approaches to effectively controlling drug costs and our forward-thinking strategies break down silos and drive efficient interaction across the pharmaceutical supply chain.

2006 ANNUAL REPORT 6

$274.8 Billion
2006

9.0%
CAGR

$195.1 Billion
2002

The embedded intelligence of our technology enables speed-to-market with new solutions and the ability to unravel the pharmaceutical supply matrix.

With lines of business that span the full pharmaceutical supply chain, we are primed to apply our pharmacy domain expertise to provide tailored solutions that address the most diverse and complex market challenges.

Industry trends continue to dictate the need for increased efficiency and cost control across the markets we serve.

- U.S. prescription drug sales grew 9.0% to $274.8 billion in 2006, compared with $195.1 billion in sales in 2002[1].
- The average prescription price in 2006 was $74.16 versus $71.57 in 2005[1].
- The volume of total U.S. prescriptions dispensed grew 12.3% from 2002 to 2006, as indicated below.

Total U.S. Prescriptions Dispensed, 2002-2006 (In Millions)
Source: IMS Health

3,301
3,361
3,435
3,545
3,707
2002
2003
2004
2005
2006

[1]Source: IMS Health, IMS National Sales Perspectives™, 3/2007.
http://www.imshealth.com/ims/portal/front/articleC/0,2777,6599_80411817_80413655,00.html.

2006 ANNUAL REPORT 7

  Market Challenges

HEALTH PLANS—Plans are looking for collaborative partnerships to drive innovation and speed-to-market. To maintain a competitive edge, plans need advanced technology and tailored in-source support that will add value across the spectrum of their pharmacy business needs. They require complete flexibility in leveraging their expertise to manage key relationships with pharmacies and drug manufacturers, while improving the health status of covered populations through true end-to-end management. In addition, plans need a solutions-oriented partner that will help them obtain and maintain National Committee of Quality Assurance (NCQA) accreditation standards and meet the Health Plan Employer Data and Information Set (HEDIS) performance measures.

EMPLOYERS—Employers need ways to contain escalating issues in fiscal management—soaring healthcare costs and eroding margins—while delivering the highest quality of care for plan participants. Consumer Directed Health Plans and Health Savings Accounts have assumed a prominent role in many benefit programs. As participation in these plans continues to gain popularity, the availability of tools to enable real-time tracking of consumer out-of-pocket expenses is essential. In addition, a growing need exists for simplified administrative processes to create operational efficiencies and consumer-friendly benefit management tools to provide employees real-time access to plan-specific information, so they can better understand drug costs and choose low-cost alternatives when medically appropriate.

LONG-TERM CARE—The long-term care pharmacy market critically needs managed pharmacy tools and technology. These providers need innovative solutions and sophisticated technology to navigate the escalating challenges in managing prescriptions, provider contracts, and complexities of Medicare requirements. These institutions are looking for a pharmacy management partner with advanced system functionality, that can act as a central hub to verify pricing, ensure that their facilities are billed accurately for medications dispensed by contracted pharmacies, and support reconciliation of Medicare Part A and D claims.

GOVERNMENT/PUBLIC SECTOR—Agencies require a clear understanding of pharmacy program costs and utilization drivers, as well as identification of optimal pharmacy benefit designs and intervention opportunities to ensure appropriate and cost-effective drug use. Further, state Medicaid organizations require a partner with the ability to provide integration with the Medicaid Management Information System for claims processing, coordination of benefits, and federal and management reporting.

PROVIDERS—Pharmacies, particularly independent and small- to mid-size chains, are looking for creative solutions and new service opportunities to compete in a consolidating market. Providers require a partner that can offer full flexibility and control in facilitating the real-time processing of pharmacy claims and payments; simplify solutions and enhanced systems to track, report, and manage workflow processes; and maintain patient safety and quality assurance.

Driving a New Market Model

HEALTH PLANS—Our informedRx® à la carte suite of services supports pharmacy benefit management needs on a per-transaction basis—providing the flexibility to select services based on immediate business objectives while accommodating future needs. We offer complete financial, operational and decision-making control, bringing the supply chain much closer to the largest buyers in the market to drive competitive advantage. Our e-prescribing efforts, clinical programs and Web-based tools provide clinically-supported criteria structured to meet the regulatory standards of NCQA and state and federal agencies.To support NCQA standards, our data warehouse has built-in HEDIS standards that enable clients to perform their own outpatient pharmacy reporting.

EMPLOYERS—Our full range of pharmacy benefit management services enables employers to gain control of their pharmacy benefit dollars—with complete financial transparency. Aligned program management across all distribution channels maximizes cost control and quality of care, with point-and-click access to relevant information to easily track performance. Our award-winning consumer Web site, RxPORTAL™, improves the delivery of benefits in a fiscally responsible way—reflecting SXC's commitment to help lower clients' drug costs by giving plan participants access to up-to-the-minute, plan-specific information to make educated, cost-effective decisions.

LONG-TERM CARE—Our experience, point-of-service technology, and involvement with Centers for Medicare and Medicaid Services requirements will enable us to revolutionize this market. We offer a platform and resources to act as a compliance engine to help long-term care organizations meet required payment and government-imposed schedules. In addition, our system provides a full audit trail to validate prescription activity. Our advanced tools and technology offer pre- and post-editing and end-point adjudication of Medicare Part A and D claims to solve large billing issues and centralize the billing process. This emerging market signifies another strategic expansion of SXC's footprint—providing tools, technology and services to drive cost containment and clinical management.

GOVERNMENT/PUBLIC SECTOR—Our requisite systems, consumer-centric tools, and dedicated staff—with extensive public sector knowledge—enable us to provide robust, high-quality, and cost-effective clinical services, supported by a performance-driven technical solution. Our vast experience with transmitting and receiving data in various formats from Medicaid Management Information System vendors—including member eligibility, claims history, prior authorizations, and retention of coordination of benefits data—uniquely positions us to address current needs and drive advanced capabilities in this market.

PROVIDERS—Our pharmacy practice management systems are now used in more than 1,400 retail, institutional, and mail order pharmacies. Our technology is designed to improve efficiency and streamline processes—particularly important in addressing today's pharmacist shortage—and provide a pathway to support strategic expansion in such areas as medication therapy management (MTM), specialty pharmacy and long-term care. Our turnkey pharmacy practice management and point-of-sale systems help pharmacies cut costs, handle increased transaction volumes, and provide centralized product and patient reporting. A centralized database enables enterprise-wide viewing and management of multi-store data, including claim reconciliation and patient and corporate accounting information.

On The Move
Driving Precision Customer Service

AWARD-WINNING CONSUMER TOOLS

Pharmacy Benefit Management Institute (PBMI) recognized SXC as a recipient of its 2007 Rx Benefit Innovation Award. SXC received this prestigious award for its forward-thinking Web technology that enables plan sponsors to engage their participants in understanding drug costs and choosing lower-cost, clinically appropriate alternatives.

2006 ANNUAL REPORT 10

Pharmacy Benefit Management Institute recognized SXC as a recipient of its 2007 Rx Benefit Innovation Award

SXC HEALTH SOLUTIONS' RXPORTAL GAINS INDUSTRY RECOGNITION

SXC's interactive consumer Web site, RxPORTAL™, improves the delivery of benefits in a fiscally responsible way—reflecting SXC's commitment to lowering its clients' prescription drug costs by giving plan participants access to up-to-the-minute plan-specific information to make educated, cost-effective decisions. This enhancement to SXC's extensive PBM tool set enables plan participants to run real-time trial adjudications to compare the cost impact of prescription drug alternatives based on their own benefit designs. Plan participants also can access quality and safety information on their prescription alternatives, and identify the nearest pharmacy offering the best price.

With billions of dollars in brand pharmaceuticals coming off patent, RxPORTAL's trial adjudication feature helps members assess the savings of moving from a brand drug to a newly released generic, encouraging a quick move to the lower cost generic product. This enables both plan sponsors and plan participants to benefit from the savings quickly without compromising therapy or simply shifting cost to plan participants.

The RxPORTAL consumer-centric Web site and trial adjudication feature have met with resounding approval from clients and consumers. Our health plan clients, in particular, benefit from RxPORTAL technology that supports National Committee for Quality Assurance Member Connections Standards.

Accepting the PBMI award are Kem VanLoo, Director of Marketing and Mark A. Thierer, President and Chief Operating Officer of SXC Health Solutions.

2006 ANNUAL REPORT 11

UNPARALLELED CLIENT RETENTION

SXC is uniquely positioned as a vanguard company that not only provides pharmacy benefit management services but also maintains a significant line of business that develops and deploys solutions for many of the nation's PBMs, health plans, and pharmacies. We actively maintain our company goal of delivering service excellence while expanding our business to reflect and accommodate increased market demand. SXC products and services touch nearly every corner of the pharmaceutical services market—and we view it as our responsibility to pioneer, shape, and drive the direction of pharmaceutical supply chain solutions and services.

Our business model is designed to respond to client needs, as demonstrated by the following success stories.

Our 2006 client retention rate of 99.9% reinforces that our excellence-in-service philosophy works.

2006 ANNUAL REPORT 12

NEIGHBORHOOD HEALTH PLAN OF RHODE ISLAND

Neighborhood Health Plan of Rhode Island (NHPRI)—rated the #1 Medicaid health plan in America in a joint ranking by U.S. News & World Report and NCQA—has expressed its overwhelming endorsement of SXC's RxCLAIM system.

Jayce Huynh, R.Ph., Pharmacy Operations Manager, states that his satisfaction with the system stems from the fact that “RxCLAIM is very easy to use and gets friendlier and friendlier to use. The fact that RxCLAIM is Internet-based is a big plus. I can log on to do prior authorizations or plan maintenance anywhere there is Internet access.”

RxCLAIM's online, real-time functionality has supported NHPRI's Pharmacy and Therapeutics (P&T) Committee meeting decisions, according to Huynh. “SXC allows me the opportunity to code drug changes right away. So, if the P&T Committee decides to remove a costly and ineffective drug from the formulary, the drug will start rejecting at the pharmacy quickly—thus, saving the plan money. I can also add a custom point-of-service message to the rejection, such as 'call physician for formulary drug,' which allows the pharmacy to know the drugs we cover when they speak to the physician.”
Clients Voice their Approval

SCRIPNET

In 2006, ScripNet, a privately-held PBM located in Las Vegas, Nevada, sought to contain the rising cost of its health care benefits by evaluating the value of its Maximum Allowable Cost (MAC)list.

Solution: Working collaboratively with Dennis Sponer, ScripNet's President and CEO, SXC developed a targeted MAC list at retail that delivers the benefits of:

    · Increased savings for clients and members
    · Consistent per-unit pricing

Result: Utilizing SXC's transparent MAC program, ScripNet realized a dramatic savings of $330,000 per quarter, which represents 17% of its generic spend.

ROSAUERS SUPERMARKETS, INC.

SXC's system functionality has also provided multiple benefits for Rosauers Supermarkets, Inc., one of the most successful and innovative corporations in the Pacific Northwest.

According to Glen Stocking, R.Ph., Director of Pharmacies, “HBS (a division of SXC) was a wonderful fit for Rosauers pharmacies. The system is loaded with up-to-date functionality, was easy to learn, and allowed us to have IVR at all 14 of our locations, rather than just six. The direct Dr. Fax option is great, too. We are enjoying the common profile, which allows us to perform DUR on all prescriptions filled for a patient at any of our pharmacies and makes transferring prescriptions between stores very easy. I can't say enough about the support we received from our Project Manager and the rest of the support staff. She was available day and night to answer our questions or help us through any issues.”

Our unique products, superior services, and willingness to partner strategically with our clients to drive new business initiatives will continue to enable us to rewrite the rules in the pharmacy healthcare arena.

On The Move

Driving Corporate Expansion

ORGANIZATIONAL EXPANSION

2006 was unquestionably a year of movement and growth as we continued to adapt our business model to respond to the industry's changing rules. Our focus remains on increasing recurring revenue and expanding our corporate footprint with new products, services, and solutions.

This steady progression and build-up of capabilities is reflective of our rapid internal growth, in terms of both human capital and product portfolio.

2006 ANNUAL REPORT 14

ORGANIZING FOR GROWTH

The past year has brought significant changes to our leadership team—changes that will positively impact how we navigate a complex, ever-evolving pharmaceutical supply chain. In September, Mark Thierer was appointed President and Chief Operating Officer, bringing an in-depth understanding of the industry to help shape SXC's business goals and strategic direction. With Mark assuming the responsibilities of the company's day-to-day operations, Gordon Glenn, Chairman and Chief Executive Officer, will focus on the identification and evaluation of acquisition opportunities and development of investor relations activities.

As a former member of SXC's Board of Directors, Jeff Park joined the company as Chief Financial Officer in March and will focus his efforts on SXC's financial operations, ensuring proper controls and SOX compliance, as well as focusing on mergers and acquisitions.

John Romza, SXC’s Chief Technology Officer and one of the original pioneers in the development of claims processing technology, is leading the charge to take our strategic IT assets to a new level.

Mike Bennof, Senior Vice President of Public Sector and Strategic Programs, has a ten-year track record of success with SXC and is driving its strategic expansion to state, federal, and other government-sponsored markets. Mike also assumed the leadership role for our consulting business.

Jeff Jensen, previous Senior Vice President of Client Services, has assumed the role of Senior Vice President of Health Technologies. Jeff will use his expertise to build and deliver a comprehensive product road map and build upon the leadership position we have established with our PBM product suite, the RxCLAIM family of products.

In 2006, we increased our employee base by 42% percent, with most notable growth in the areas of Medicaid services, PBM operations, and customer support. This sizable expansion of skilled, experienced professionals clearly positions us to deliver a full complement of revolutionary products and services that will further promote the SXC hallmark of service excellence.

ACCOMMODATING GROWTH

We are quite literally a company on the move. In 2006, we relocated our Scottsdale, Arizona office to support staff expansion and provide enhanced services for our growing client base. The 2007 move and expansion of our Chicago, Illinois headquarters will further enhance our ability to provide service excellence and showcase our technology.

In addition, with the award of the State of Georgia Medicaid business—which added 485,000 lives to the SXC member base and secured a $23.4 million multi-year contract for the organization—we expanded our Atlanta, Georgia presence.

EXPANDING INFORMEDRX

Expected to be our biggest growth area, informed Rx delivers the customization and control that clients are demanding. With the development of RxPORTAL, our award-winning member Website; RxACT therapeutic intervention engine; and RxAUTH prior authorization tracking application, we have strengthened our PBM offering to enable us to accommodate larger employer groups and managed care organizations.

ADVANCINGTECHNOLOGY

Evidence of our ability to benchmark industry standards is indicated by our substantial presence on the National Council for Prescription Drug Programs, with nearly half the seats represented by members from SXC and its clients. With this considerable representation, we are well-positioned to influence the transaction standards of pharmacy services throughout the healthcare industry.

In 2006, SXCmade major inroads in its e-prescribing technology development efforts and significantly advanced its ability to interface with other e-prescribing vendors. Through these relationships, we are well-aligned to assist clients in their quest to support e-prescribing and prescription information exchange for the physician community.

On The Move
Forging Client Partnerships

EXIT

UNIVERSITY OF MICHIGAN - 2006 COST SAVINGS[1]

As noted in the University of Michigan's 2006 Prescription Drug Plan Annual Report

Two major milestones were reached in CY2006: 1) substantial cost savings from improved drug pricing with SXC's transparent financial model and 2) creation of several unique drug therapy projects using SXC's claims processing system that allowed for increased flexibility and drug plan decision-making authority.

Significant savings were experienced due to market entry of many new generic medications and due to increased drug discounts negotiated with SXC Health Solutions. We are now using the SXC Maximum Allowable Cost (MAC) pricing for generic drugs at retail pharmacies and at Walgreens Mail Service. Anticipated financial analysis during the 2005 vendor selection process projected U-M drug and administrative savings under the SXC agreement at approximately $1.5M. Additional analysis after 2006 plan year revealed the SXC total effective average wholesale price discount from pharmacies to U-M was 13.8% higher. This better discount resulted in as much as $4.5M less drug plan cost than would have been realized had the University maintained the pricing model contracted with the prior vendor. The above calculations were accomplished by the University having pricing transparency and access to claims data.

The new transparent financial model with SXC provides for full disclosure of all supplier pricing arrangements with network pharmacies and pharmaceutical manufactures and the purchasing of clinical and administrative services on an à la carte, fee-for-service basis.

[1]Source: University of Michigan Benefits Office 2006 Prescription Drug Plan Annual Report February 6, 2007

2006 ANNUAL REPORT 16

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

This Management Discussion and Analysis (“MD&A”) has been prepared and is current as of March 23, 2007. It should be read in conjunction with the audited consolidated financial statements at and for the year ended December 31, 2006, including the notes thereto. This MD&A also contains forward looking statements and should be read in conjunction with the risk factors described below under “Risk Factors.”

This report contains forward-looking statements. Any statements contained herein that are not historical facts may be deemed to be forward-looking statements. There are a number of important factors that could cause actual results to differ materially from those indicated by such forward-looking statements. Such factors include, but may not be limited to the ability of the Company to adequately address: the risks associated with acquisitions, the Company’s dependence on key customers and key personnel, competition from both existing and new sources, expanding its service offerings, the impact of technological change on its product/service offerings, potential fluctuations in financial results, the sufficiency of its liquidity and capital needs, the indebtedness of the Company, the volatility of its share price, the Company’s limited history of profitability, the continued viability of its proprietary technology, its product liability and insurance needs, its reliance on key suppliers if any, continued confidence in e-commerce as an on-line delivery mechanism for information, and the impact of government regulation on the business.

All figures are in U.S. dollars unless otherwise stated.

Overview

Systems Xcellence Inc. (“the Company”) is a leading provider of healthcare information technology solutions and services to providers, payers and other participants in the pharmaceutical supply chain in North America. The Company’s product offerings include a wide range of pharmacy benefit management services and software products for managing prescription drug programs and for drug prescribing and dispensing. The Company’s solutions are available on a license basis with on-going maintenance and support or on a transaction fee basis using an Application Service Provider (“ASP”) model. The Company’s payer customers include over 70 Managed Care Organizations, Blue Cross Blue Shield organizations, government agencies, employers and intermediaries such as Pharmacy Benefit Managers. Our provider customers include over 1,400 independent, regional chain, institutional, and mail-order pharmacies. The solutions offered by the Company’s services assist both payers and providers in managing the complexity and reducing the cost of their prescription drug programs and dispensing activities.

The Company’s revenue is primarily derived from transaction processing services, software license sales, hardware sales, maintenance, and professional services. Revenue from transaction processing includes ASP and switching services and is recognized as services are provided. Revenue from software licenses and hardware sales is recognized when a license agreement is executed with the customer, the software or hardware product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. Fees are reviewed for arrangements with significant payment due beyond normal trading terms to evaluate whether they are fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met. Maintenance and professional services revenues are recognized as the services are performed. Professional services revenue attributed to fixed price arrangements is recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. For arrangements that are not fixed price arrangements, both the license revenue and professional services revenue are recognized upon delivery of services. For more information on our revenue recognition policies see ‘‘Critical Accounting Policies and Estimates.’’

The Company’s expenses primarily consist of cost of sales, product development costs and selling, general and administrative (“SG&A”) costs. Cost of sales includes costs related to the products and services provided to customers and costs associated with the operation and maintenance of the transaction processing centers. These costs include salaries and related expenses for professional services personnel, transaction processing centers’ personnel, customer support personnel and any hardware or equipment sold to customers. Product development costs consist of staffing expenses in support of the payer and provider products. In general, such costs are not directly related to specific customer products or deliverables, but rather to enhancements and new initiatives. SG&A costs relate to selling expenses, commissions, marketing, network administration and administrative costs that include legal, accounting, investor relations and corporate development costs.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Overall Performance

During the year ended December 31, 2006, the Company’s financial position and growth prospects continued to strengthen in a number of key areas.

Growth in Pharmacy Benefit Management Services

During 2006, the Company has continued to build the informedRx pharmacy benefit management service offering that expands on the adjudication of prescription drug claims to include the design of healthcare benefit plans for members, managing the reimbursement of retail pharmacies in the pharmacy network, analyzing drug utilization, managing rebate contracts with pharmaceutical manufacturers and establishing web portals to extend the point-of-contact between benefit plans and members. In addition, certain customers utilized the Company’s pharmacy network to process prescription drug benefits generated by their Medicare-approved discount drug card program.

Recurring Revenue

Recurring revenue remained a cornerstone of the Company’s business model. Growth in revenue from recurring sources has been driven primarily by growth in the Company’s transaction processing business in the form of claims processing and pharmacy benefit administrative services (informedRx) for its payer customers and switching services for its provider customers. Through the Company’s transaction processing business, where the Company is generally paid on a volume basis, the Company continues to benefit from the growth in pharmaceutical drug use in the United States. The Company continues to believe that aging demographics and increased use of prescription drugs will continue to benefit the transaction processing business. In addition to benefiting from this industry growth, the Company continues to focus on increasing the transaction processing segment of recurring revenue by adding new transaction processing customers to the existing customer base.

Recurring revenue increased 54% to $53.7 million for 2006 from $34.8 million for 2005. This increase is due primarily to growth in the transaction processing business (including informedRx), the claims processing and pharmacy benefit management services for the Company’s payer customers, and switching and maintenance services for provider customers.

Transaction processing revenue for 2006 increased $17.3 million, or 81%, as compared to 2005 due to the addition of new clients, growth in volumes from existing clients as well as the new Medicare Part D benefits, a federal program that allows for prescription drug coverage for seniors.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Selected Annual Information

To assist investors in assessing past and future financial performance, presented below is the Company’s Selected Annual Information for the years ended December 31, 2006 and 2005.

	2006	2005
	(US $000s except per share data)
Revenue
Transaction processing	$38,766	$21,446
Maintenance	14,931	13,343
Total Recurring	53,697	34,789
Percentage of Total Revenue	66%	64%

System sales	10,310	8,225
Professional services	16,915	11,109
Total Non-Recurring	27,225	19,334
Percentage of Total Revenue	34%	36%

Total Revenue	$80,922	$54,123

Gross Profit	$48,158	$33,348
Percentage of Total Revenue	60%	62%

Expenses:
Product development costs	8,672	8,956
Selling, general and administrative	17,380	12,357
Amortization	4,103	3,306
Lease termination charge	758	-
Stock-based compensation	1,958	844
	32,871	25,463

Income before the undernoted:	15,287	7,885

Net Interest Income	(2,941)	(549)
Net Interest Expense	1,867	1,896
	(1,074)	1,347

Gain on sale of land and building	-	(626)
Other expense	17	-

Income before income taxes	16,344	7,164
Income taxes	2,817	(558)

Net income	$13,527	$7,722

Basic earnings per share	$0.72	$0.52
Diluted earnings per share	$0.69	$0.50

Total assets	131,224	81,304
Long-term liabilities	3,466	11,573

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Results of Operations

The discussion and analysis that follows relates to the results of operations of the Company and should be read in conjunction with the consolidated financial statements and accompanying notes for the years ended December 31, 2006 and 2005. The financial statements, including comparative information, related footnotes, and the following management discussion and analysis, unless otherwise stated, are expressed in U.S. dollars.

2006 compared to 2005

Revenue

The Company’s revenue breaks down into the following components:

	2006	2005
Products and services:
Transaction processing	$38,766,480	$21,446,079
Maintenance	14,930,967	13,343,483
Professional services	16,915,234	11,108,772
System sales	10,310,314	8,224,702
	$80,922,995	$54,123,036

Consolidated revenue increased $26.8 million, or 50%, to $80.9 million for 2006 from $54.1 million for 2005.

Transaction processing revenue (consisting of claims adjudication, benefits processing, and switching revenue) increased $17.3 million, or 81%, due to the addition of new clients, growth in volumes from existing clients as well as the new Medicare Part D benefits, a federal program that allows for prescription drug coverage for seniors.

Maintenance revenue (consisting of hardware and software maintenance and certain pharmacy services) increased $1.6 million, or 12%, primarily due to new system sales compared to the prior period.

Professional services revenue increased $5.8 million, or 52%, primarily due to the consulting and implementation services performed in regards to the Medicare Part D program for existing customers, as well as some larger, long-term consulting projects for new and existing customers.

Systems sales revenue (consisting of hardware and software license revenue) increased $2.1 million, or 25%, primarily due to upgrades for existing clients with tiered license upgrade fees which are linked to the transaction processing volumes and the result of work performed for customers under the Medicare Part D program, as well as selling more processing tiers to existing license customers.

On a percentage basis, recurring revenue accounted for 66% and 64% of consolidated revenue in 2006 and 2005, respectively. Recurring revenue consists of transaction processing and maintenance revenue.

Gross Profit

Gross profit margin was 60% for 2006 compared to 62% for 2005. This decrease was primarily due to required increased expenditures to build-out the Company’s PBM services offering as well as other expenses associated with the implementation of the State of Georgia and Kroger contracts.

Product Development Costs

Product development costs for 2006 were $8.7 million, representing 11% of revenue, compared to $9.0 million, or 17% of revenue for 2005. The decrease is the result of increased utilization of the Company’s employees for professional services projects, as opposed to focusing on development of new products.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Selling, General and Administration Costs

SG&A costs for 2006 were $17.4 million, or 21% of revenue, compared to $12.4 million, or 23% of revenue, for 2005. The decrease as a percentage of revenue is due primarily to the continued focus on cost control and improving operational efficiencies.

The $5.0 million increase in costs related to increased public reporting costs as a result of the listing of the Company’s shares in the U.S., insurance, consulting, infrastructural and recruiting expenses to support the Company’s growth.

Depreciation and Amortization

Depreciation and amortization expenses increased $0.8 million to $4.1 million for 2006 from $3.3 million for 2005 due primarily to the build-out of the Company’s Scottsdale, Arizona and Lisle, Illinois locations, and an increase in data center capacity to support the higher transaction volume.

Lease Termination Charge

In March 2006, the Company entered into a new operating lease agreement for new office space in Lisle, Illinois. The lease is effective February 1, 2007 and carries a term of 11 years. Coterminous with this new lease agreement, the Company gave notice to the lessor of the Company’s office located in Lombard, Illinois, to terminate the lease effective March 31, 2007, which termination was subject to an early termination fee of $0.8 million. The Company received $0.8 million from the new landlord and subsequently paid for the lease termination fee which was expensed in the period. See note 3 to the consolidated financial statements for more information.

Stock-based Compensation

The Company accounts for all stock-based payments to employees and non-employees using the fair value based method. Under the fair value based method, compensation cost is measured at fair value on the grant date and recognized over the vesting period. Stock compensation expense in 2006 increased to $2.0 million from $0.8 million for 2005. This increase was due to the issuance of approximately 735,000 options during 2006 in connection with the Company’s stock option plan as well as an increase in the fair value of the options issued.

Interest Income and Expense

Interest income increased to $2.9 million for 2006 from $0.5 million for 2005 due to additional cash balances available for investment from the Company’s equity offerings in November 2005 and June 2006. Interest expense was $1.9 million for 2006 and 2005. In July 2006, the Company repaid its long-term debt obligation using proceeds from the equity offering. See note 6 to the consolidated financial statements for more information.

Income Taxes

The Company recognized current tax expense of $6.5 million for 2006 compared to $0.1 million for 2005. During 2006, it was determined by management that the Company will be able to utilize a taxable benefit attributable to historical net operating losses and tax-related timing, in accordance with CICA Handbook Section 3465, Income Taxes. As a result, approximately $3.7 million of previously unrecognized future tax assets (“FTAs”) were recognized. At December 31, 2005, approximately $0.7 million of FTAs already existed on the Company’s balance sheet.

Net Income

The Company reported net income of $13.5 million, or $0.69 per share (fully-diluted), for 2006 compared to net income of $7.7 million, or $0.50 per share (fully-diluted), for 2005. The $5.8 million increase in net income was primarily due to an increase in gross profit of $14.8 million, an increase in net interest income of $2.4 million, and a decrease in product development costs of $0.3 million, partially offset by an increase in the following: SG&A costs ($5.0 million), depreciation and amortization ($0.8 million), stock-based compensation ($1.1 million), other expense ($0.6 million), income taxes ($3.4 million), in addition to a one-time lease termination charge of $0.8 million.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

The increase in revenue was generated primarily from growth in the Company’s transaction processing revenue and consulting, implementation and system sales related to the addition of new clients, growth in volumes from existing clients as well as the new Medicare Part D benefits. The increase in project costs was required to support the revenue growth. The increase in SG&A costs related primarily to increased public reporting costs, insurance, consulting, infrastructural and recruiting fees.

Non-GAAP Financial Measures

SXC reports its financial results in accordance with generally accepted accounting principles (“GAAP”). SXC’s management also evaluates and makes operating decisions using various other measures. Two such measures are book of business and adjusted EBITDA, which are non-GAAP financial measures. SXC’s management believes that these measures provide useful supplemental information regarding the performance of SXC’s business operations.

Book of business is management’s estimate of the total revenue expected to be recognized over future periods generally not exceeding three years based on the existing portfolio of in-place contracts at a point in time. It is composed of two components: (1) revenue expected to be recognized over such period from in-place renewable contracts related to transaction processing, and maintenance contracts described as recurring revenues in the above discussion; and (2) revenue expected to be recognized from in-place professional services and systems sales contracts, described as non-recurring revenues in the above discussion. SXC’s book of business at any time does not indicate demand for the Company’s products and services and may not reflect actual revenue for any period in the future.

Adjusted EBITDA is a non-GAAP measure that management believes is a useful supplemental measure of operating performance prior to net interest income (expense), income tax, depreciation, amortization, stock-based compensation, debt service, and certain other one-time charges. Management believes it is useful to exclude depreciation, amortization and net interest income (expense) as these are essentially fixed amounts that cannot be influenced by management in the short term. In addition, management believes it is useful to exclude stock-based compensation as this is not a cash expense. Lastly, debt service and certain other one-time charges are excluded as these are not recurring items. Investors are cautioned that adjusted EBITDA should not be construed as an alternative to net income, determined in accordance with GAAP, as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. Adjusted EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating adjusted EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of adjusted EBITDA to net income is shown below:

	For the 12 months ended
	31-Dec-06	31-Dec-05

Adjusted EBITDA	$22,106,570	$12,035,006

Amortization	(4,103,164)	(3,306,167)

Stock-based compensation	(1,957,776)	(843,979)

Gain on sale of asset	-	626,342

Lease termination	(757,815)	-

Other income (expense)	(17,990)	-

Interest income (expense), net	1,073,431	(1,347,049)

Income tax recovery (expense)	(2,816,638)	557,983

Net Income	$13,526,618	$7,722,136

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Share data information

On June 5, 2006, the Company effected a four-to-one share consolidation, unless otherwise stated, all share data contained herein reflects such share consolidation.

As of February 28, 2007, there were 20,575,989 common shares issued and outstanding and 1,922,170 options outstanding, of which 1,288,841 are currently exercisable. There are no warrants or compensation options that are convertible into common stock.

Summary of Quarterly Results - Calendar Basis (unaudited)

The following table provides summary quarterly results (unaudited) for the eight quarters prior to and including the quarter ended December 31, 2006 (US dollars in thousands except per share data):

	2006				2005
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Revenue	$22,012	$21,046	$18,528	$19,337	$16,611	$14,730	$12,209	$10,573
Recurring revenue	$14,507	$14,252	$12,734	$12,411	$9,393	$8,770	$8,434	$8,193
Recurring revenue	66%	68%	69%	64%	57%	60%	69%	78%
Operating income	$4,163	$4,349	$3,071	$3,624	$3,783	$2,379	$1,323	$400
Net income	$3,292	$2,544	$2,065	$5,577	$3,950	$2,210	$1,546	$16
Basic EPS	$0.16	$0.12	$0.12	$0.33	$0.26	$0.15	$0.11	$0.00
Diluted EPS	$0.15	$0.12	$0.12	$0.31	$0.24	$0.14	$0.10	$0.00

For the Eight Quarters Ended December 31, 2006

Revenue has steadily increased from $10.6 million to $22.0 million between the first quarter of 2005 and the fourth quarter of 2006. The increase in the first quarter of 2006 was primarily due to increased transaction processing related to new customers as well as volume increases and system sales relating to Medicare Part D.

Recurring revenue has increased over the past eight quarters from $8.2 million to $14.5 million as a result of increased transaction processing revenue from the introduction of Medicare Part D prescription benefit coverage, new payer customers choosing the Company’s outsourced transaction processing offering, as well as the organic growth of existing payer customers.

The recurring revenue percentage from the third and fourth quarters of 2005 were down compared to prior quarters primarily because both quarters had a larger mix of systems sales and professional services related to Medicare Part D recognized during those two quarters. The recurring revenue percentage increased in the first two quarters of 2006 primarily due to higher transaction processing volumes.

Operating income steadily increased from $0.4 million for the first quarter of 2005 to $3.8 million for the fourth quarter of 2005. Operating income declined for the first and second quarters of 2006 primarily due to the recognition of a one-time lease termination fee of $0.8 million. Operating income steadily increased in the second, third and fourth quarters of 2006 primarily due to the increased recurring revenue resulting from increased transaction volumes.

Net income has increased from $16,000 for the first quarter of 2005 to $5.6 million for the first quarter of 2006. Net income in the first quarter of 2006 was positively impacted by the recognition of $2.5 million of FTAs related to future taxable benefits that were determined by management to “more likely than not” to be realized in the future.

Net income decreased $3.5 million between the first and second quarters of 2006 primarily due to the recognition of the FTAs of $2.5 million in the first quarter of 2006, as well as the Company being fully taxable in the second and third quarters of 2006.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Net income increased $0.5 million between the second and third quarters of 2006 primarily due to an increase in revenue of $2.5 million, offset by increased costs of sales, increased taxes and $1.0 million in early termination payments related to the repayment of long-term debt and the write-off of the unamortized deferred financing costs.

Net income increased $0.7 million between the third and fourth quarters of 2006 primarily due to an increase in revenue of $1.0 million, partially offset by increased costs of sales and increased taxes.

Liquidity and Capital Resources

As of December 31, 2006, the Company had $70.9 million of cash and cash-equivalents compared to $36.0 million of cash and cash-equivalents at December 31, 2005. The $34.9 million improvement in the Company’s cash position was primarily the result of $38.7 million of cash generated from the public offering completed in June 2006, partially offset by cash used to pay off long-term liabilities.

Cash flows from operating activities

During 2006, the Company generated $18.0 million of cash through its operations, which primarily consisted of net income of $13.5 million adjusted for $4.1 million in amortization of capital and intangible assets, $2.0 million in stock-based compensation expense, the establishment of a future tax asset of $3.7 million, a $0.5 million dollar increase in working capital, the write-off of $0.8 million of deferred charges related to long-term debt and $0.8 million in deferred lease inducements. This is compared to cash generated during 2005 of $11.8 million through its operations, which primarily consisted of net income of $7.7 million adjusted for $3.4 million in amortization of capital and intangible assets, $0.8 million in stock-based compensation expense and a $1.1 million dollar increase in working capital, partially offset by a gain on the sale of the Milton, Ontario real property of $0.6 million and the establishment of an FTA of $0.7 million.

Cash flows from financing activities

During 2006, the Company generated $23.4 million of cash from financing activities, which primarily consisted of net proceeds from a public offering of $34.7 million, $1.4 million in tax benefits due to options exercises, and $0.4 million of cash received from the exercise of options, partially offset by the repayment of debt of $13.1 million. This is compared to cash generated during 2005 of $17.3 million of cash from financing activities, which primarily consisted of net proceeds from a private placement of $18.0 million and $0.4 million of cash received from the exercise of options, partially offset by the repayment of long-term liabilities of $1.1 million.

Cash flows from investing activities

During 2006, the Company used $6.4 million of cash for investing activities, which consisted of capital purchases to support increased ASP activity in addition to the relocation to new facilities. This is compared to cash used during 2005 of $22.8 million, which consisted primarily of $20.0 million for the acquisition of Health Business Systems, Inc. (“HBS”), $0.2 for the acquisition of a rebate line of business, $2.0 million of contingent consideration for HBS put in escrow, and $2.6 million in the purchase of capital assets, partially offset by $2.3 million in the proceeds from the disposal of capital assets.

Contractual Obligations

Contractual obligations of the Company are as follows:

		Less than	Years	Years	After
	Total	1 Year	1-3	4-5	Year 5
Operating Leases	$14,267,546	$1,200,450	$3,083,838	$2,838,889	$7,144,368

Total	$14,267,546	$1,200,450	$3,083,838	$2,838,889	$7,144,368

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements or derivative financial instruments.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Operating Lease Arrangement

In March 2006, in accordance with a lease provision, the Company gave notice to the lessor of the Company’s office located in Lombard, Illinois, to terminate the lease, effective June 30, 2007. The Company paid $0.8 million fee for this lease termination option and entered into a new lease agreement with a different lessor in Lisle, Illinois for an eleven year term beginning February 1, 2007. As part of the new lease agreement, the Company received certain lease inducements including $0.8 million in cash paid to the Company to cover the expenses incurred to terminate the Lombard lease and approximately $2.4 million of a tenant improvement allowance in 2006. See note 4 to the consolidated financial statements for more information.

In accordance with EIC-21, Accounting for Lease Inducements by the Lessee and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities, the lease inducements are recorded as a “Deferred lease inducement” liability on the balance sheet and will be amortized over the life of the lease term while the Lombard lease termination option payment was recognized as a one-time expense in the first quarter of 2006.

New Accounting Standards

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, which modifies the disclosure requirements of Section 3861, Financial Instruments - Disclosures and Presentation and Section 3863, Financial Instruments - Presentations, which carries forward unchanged the presentation requirements for financial instruments of Section 3861. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. Sections 3862 and 3863 apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact these revised Sections will have on its consolidated financial statements.

In July 2006, the CICA replaced Section 1506, Accounting Changes, with a new section based on International Financial Reporting Standard IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The objective of Section 1506 is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of the standard is effective from January 1, 2007 and is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2005, the CICA issued Handbook Section 3051, Investments, which replaces Handbook Section 3050, Investments. Section 3051 continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. Section 3051 also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to the Section has occurred. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently evaluating the impact Section 3051 will have on its consolidated financial statements.

In January 2005, the CICA issued Section 3855, Financial Instruments - Recognition and measurement. Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. The standard specifies when and to which amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recorded at fair value in some cases, and at cost in others. The section also provides guidance for disclosure of gains and losses on financial instruments. The adoption of the standard is effective from January 1, 2007 and the Company is evaluating the impact of the standard on its consolidated financial statements.

In January 2005, the CICA issued new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting and display of comprehensive income. It defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently evaluating the impact Section 3051 will have on its consolidated financial statements.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, purchase price allocation in connection with acquisitions, the carrying amount of intangibles and goodwill, and valuation allowances for receivables and future income taxes. Actual results could differ from those estimates.

Revenue recognition. The Company's revenue is derived from transaction processing services, software license sales, hardware sales, maintenance, and professional services.

Revenue from transaction processing includes ASP and switching services and is recognized as services are provided.

Revenue from software licenses is recognized when a license agreement is executed with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. Fees are reviewed related to arrangements with significant payment due beyond normal trading terms, to evaluate whether they are fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met.

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees. Arrangements that include consulting services are evaluated to determine whether those services are considered essential to the functionality of the software.

When services are considered essential to the functionality of the software, license and services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. The Company estimates the percentage-of-completion on contracts utilizing costs incurred to date as a percentage of the total costs at project completion, subject to meeting agreed milestones. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the customer has accepted the milestone. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to earnings in the period in which the facts that give rise to the revision become known. It should be noted that a significant number of the Company’s license and services revenue are recognized under the percentage-of-completion method. If the Company does not have a sufficient basis to estimate the progress towards completion, revenue is recognized when the project is complete or when final acceptance is received from the customer.

When services are not considered essential to the functionality of the software, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar volumes to a customer of similar size and nature on a stand-alone basis. VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of services being provided multiplied by the estimated time to complete the task. VSOE used in determining the fair value of maintenance and technical support is based on the annual renewal rates. The revenue allocable to the consulting services is recognized as the services are performed. In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.

Professional services revenues are recognized as the services are performed, generally on a time and material basis. Professional services revenues attributed to fixed price arrangements are recognized using the percentage of total estimated direct labor costs to complete the project.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Goodwill. Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on the fair value of such assets and liabilities. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized, but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of operations. The Company completed its goodwill impairment test at December 31, 2006 and 2005 and determined no impairment existed.

Impairment of long-lived assets. Long-lived assets, including capital assets and acquired intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No such events or changes in circumstances occurred during the years ended December 31, 2006 and 2005.

Valuation of Allowance for Doubtful Accounts. In assessing the valuation of the allowance for doubtful accounts, management reviews the collectibility of accounts receivable in aggregate and on an individual account-basis. Management then reviews the accounts receivable on an individual customer-basis to determine if events such as subsequent collections, discussions with management of the debtor companies, or other activities lead to the conclusion to either increase or decrease the calculated allowance. Any increase or decreased to the allowance are expensed to the income statement as a bad debt expense.

Future Income Taxes. The Company uses the asset and liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Risks Related to the Company’s Business and Industry

The Company’s future growth is dependent on further market acceptance and increased market penetration of its products. The Company’s business model depends on its ability to sell products and services. Achieving increased market acceptance of its products and services will require substantial sales and marketing efforts and the expenditure of significant financial and other resources to create awareness and demand by participants in the pharmaceutical supply chain. Additionally, pharmaceutical providers and payors, which may have invested substantial resources in other methods of conducting business and exchanging information, may be reluctant to purchase the Company’s products and services.

The Company cannot be assured that pharmaceutical providers and payors will purchase its products and services. If the Company fails to achieve broad acceptance of its products and services by pharmaceutical providers, payors and other healthcare industry participants, or if the Company fails to position its services as a preferred method for information management and pharmaceutical healthcare delivery, its business, financial condition and results of operations will be materially adversely affected.

The electronic healthcare information market is rapidly evolving. A number of market entrants have introduced or developed products and services that are competitive with one or more components of the Company’s offerings. The Company expects that additional companies will continue to enter this market. In new and rapidly evolving industries, there is significant uncertainty and risk as to the demand for, and market acceptance of, products and services. Because the markets for the Company’s products and services are evolving, the Company is not able to predict the size and growth rate of the markets with any certainty. The Company cannot be assured that the markets for its products and services will continue to grow or, if they do, that they will be strong and continue to grow at a sufficient pace. If markets fail to grow, grow more slowly than expected or become saturated with competitors, the Company’s business, financial condition and results of operations will be materially adversely affected.

Consolidation in the healthcare industry could materially, adversely affect the Company’s business, financial condition and results of operations. Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, thus decreasing the number of market participants, competition to provide products and services like the Company’s will become more intense, and the importance of establishing relationships with key industry participants will become greater. In the past the Company has lost customers as a result of industry consolidation. In addition, industry participants may try to use their market power to negotiate price reductions for the Company’s products and services. Further, consolidation of management and billing services through integrated delivery systems may decrease demand for the Company’s products. If the Company is forced to reduce its prices as a result of either an imbalance of market power or decreased demand for its products, its revenues would be reduced and the Company could become significantly less profitable.

Software products are susceptible to undetected errors or similar problems, which may cause the systems to fail to perform properly. Complex software such as the Company’s often contains defects or errors that are difficult to detect, even through testing, and despite testing, the existing and future software products may contain errors. The Company strives to regularly introduce new solutions and enhancements to its products and services. If any errors are detected before the Company introduces a product, it may have to delay commercial release for an extended period of time while the problem is addressed, and in some cases may lose sales as a result of the delay. If the Company does not discover software errors that affect its products until after they are sold and become operational, it would need to provide enhancements to correct such errors, which would result in unexpected additional expense and diversion of resources to remedy such errors.

Any errors in the Company’s software or enhancements, regardless of whether or when they are detected or remedied, may result in harm to its reputation, product liability claims, license terminations or renegotiations, or delays in, or loss of, market acceptance of our product offerings.

Furthermore, customers might use the Company’s software together with products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when the Company’s software does not cause these problems, the existence of these errors might cause the Company to incur significant costs, divert the attention of its technical personnel from its development efforts, impact its reputation or cause significant customer relations problems.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

The Company’s business strategy of expansion through acquisitions may result in unexpected integration costs, loss of business and/or dilution to existing shareholders. The Company looks to the acquisition of other businesses as a way to achieve its strategy of expanding its product offerings and customer base. The successful implementation of its acquisition strategy depends on the Company’s ability to identify suitable acquisition candidates, acquire companies on acceptable terms, integrate the acquired company's operations and technology successfully with its own and maintain the goodwill of the acquired business. The Company is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates, or the likelihood that any potential acquisition will be completed. In addition, while the Company believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to:

•     a diversion of management's attention from other business concerns;

•	failure to effectively assimilate the acquired technology or assets into the Company’s business;

•	the potential loss of key employees or customers from either its current business or the business of the acquired company; and

•	the assumption of significant and/or unknown liabilities of the acquired company.

There can be no assurance that the Company will be able to successfully identify, consummate or integrate any potential acquisitions into its operations.

In addition, future acquisitions may result in potentially dilutive issuances of equity securities, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s future success depends upon its ability to grow, and if the Company is unable to manage its growth effectively, it may incur unexpected expenses and be unable to meet customers' requirements. An important part of the Company’s business strategy is to expand the scope of its operations, both organically and through acquisitions. The Company cannot be certain that its systems, procedures, controls and space will be adequate to support expansion of its operations, and may be unable to expand and upgrade its systems and infrastructure to accommodate any future growth. Growth in operations will place significant demands on the Company’s management, financial and other resources. The Company’s future operating results will depend on the ability of management and key employees to successfully manage changing business conditions and to implement and improve technical, administrative, financial control and reporting systems. The Company’s inability to finance future growth, manage future expansion or hire and retain the personnel needed to manage its business successfully could have a material adverse effect on its business, financial condition and results of operations.

If the Company is unable to compete successfully, its business, financial condition and results of operations will be adversely affected. The market for the Company’s products and services is fragmented, intensely competitive and is characterized by rapidly changing technology, evolving industry standards and user needs and the frequent introduction of new products and services. The Company competes on the basis of several factors, including: breadth and depth of services; reputation; reliability, accuracy and security of software programs; ability to enhance existing products and services; ability to introduce and gain market acceptance of new products and services quickly and in a cost-effective manner; customer service; price and cost-saving measures; and industry expertise and experience.

Some of the Company’s competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources. Furthermore, the Company expects that competition will continue to increase as a result of consolidation in both the information technology and healthcare industries. If competitors or potential competitors were to merge or partner with one another, the change in the competitive landscape could adversely affect the Company’s ability to compete effectively.

In addition, the healthcare information technology market is characterized by rapid technological change and increasingly sophisticated and varied customer needs. To successfully compete in this market, the Company must continue to enhance its existing products and services, anticipate and develop new technology that addresses the needs of existing and prospective customers and keep pace with changing industry standards on a timely and cost-effective basis. The development of proprietary technology entails significant technical and business risks, and may not be successful in using new technologies effectively or in adapting proprietary technology to evolving customer requirements or industry practice. Moreover, competitors may develop products that are more efficient, less costly, or otherwise better received by the market. The Company cannot be assured that it will be able to introduce new products in a timely manner, or at all, or that such products will achieve market acceptance.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

There can be no assurance that the Company will be able to compete successfully against current and future competitors or that the competitive pressures that it faces will not materially adversely affect its business, financial condition and results of operations.

The Company has limited experience with the informedRx expanded service offering, which could constrain its profitability. An important strategy is to increase the Company’s revenue per transaction. One of the ways in which the Company seeks to do this is through its informedRx expanded service offering. informedRx offers health plan sponsors a wide variety of pharmacy benefit management services. This service offering consists of benefit plan design, management and claims adjudication, retail pharmacy network management, formulary management, clinical services and rebate management. The Company is developing this business by leveraging its existing managed care customer base, technology platform and processing infrastructure. Because the Company does not have significant experience with offering and providing some of these services, there are considerable risks involved with this strategy.

The Company may be liable for the consequences of the use of incorrect or incomplete data that it provides. The Company provides data, including patient clinical information, to pharmaceutical providers for use in dispensing prescription drugs to patients. Third-party contractors provide the Company with most of this data. If this data is incorrect or incomplete, adverse consequences, including severe injury or death, may occur and give rise to product liability and other claims against the Company. In addition, a court or government agency may take the position that the Company’s delivery of health information directly, including through pharmaceutical providers, or delivery of information by a third-party site that a consumer accesses through websites, exposes the Company to personal injury liability, or other liability for wrongful delivery or handling of healthcare services or erroneous health information. While the Company maintains product liability insurance coverage in an amount that it believes is sufficient for its business, no assurance can be given that this coverage will prove to be adequate or will continue to be available on acceptable terms, if at all. A claim brought against the Company that is uninsured or under-insured could materially harm its business, financial condition and results of operations. Even unsuccessful claims could result in substantial costs and diversion of management resources.

It is difficult to predict the length of the sales cycle for the Company’s healthcare software solutions. The length of the sales cycle for the Company’s healthcare software solutions is difficult to predict, as it depends on a number of factors, including the nature and size of the potential customer and the extent of the commitment being made by the potential customer. The Company’s sales and marketing efforts with respect to pharmaceutical providers and payors generally involve a lengthy sales cycle due to these organizations' complex decision-making processes. Additionally, in light of increased government involvement in healthcare and related changes in the operating environment for healthcare organizations, the Company’s current and potential customers may react by curtailing or deferring investments, including those for its services. In many cases, the acquisition of new business is dependent on successfully bidding pursuant to a competitive bidding process. If potential customers take longer than expected to decide whether to purchase the Company’s solutions, selling expenses could increase and revenues could decrease or be delayed, which could materially harm the Company’s business, financial condition and results of operations.

The Company’s operations are vulnerable to interruption by damage from a variety of sources, many of which are not within its control. The success of the Company’s business depends in part on its ability to operate its systems without interruption. The Company’s products and services are susceptible to all the threats inherent in computer software and other technology-based systems. Its systems are vulnerable to, among other things, power loss and telecommunications failures, software and hardware errors, failures or crashes, computer viruses and similar disruptive problems, and fire, flood and other natural disasters. Although it take precautions to guard against and minimize damage from these and other potential risks, including implementing disaster recovery systems and procedures, they are often unpredictable and beyond the Company’s control. Any significant interruptions in its services could damage the Company’s reputation in the marketplace and have a material adverse effect on its business, financial condition and results of operations.

The Company is dependent on key customers. The Company generates a significant portion of its revenue from a small number of customers, although for the year ended December 31, 2006 only one customer accounted for more than 10% of our revenue. However, there can be no guarantee that future revenue sources will be similarly diversified. If existing customers elect not to renew their contracts at the expiry of the current terms of those contracts, the Company’s recurring revenue base will be reduced, which could have a material adverse effect on the results of operations. Furthermore, the Company sells most of its computer software and services to pharmacy benefit management organizations, BCBS organizations, managed care organizations and retail/mail-order pharmacy chains. If the healthcare benefits industry or the Company’s customers in the healthcare benefits industry experience problems, they may curtail spending on the Company’s products and services and its business and financial results could be materially adversely affected. For example, the Company may suffer a loss of customers if there is any significant consolidation among firms in the healthcare benefits industry or other participants in the pharmaceutical supply chain or if demand for pharmaceutical claims processing services should decline.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

The Company’s business depends on its intellectual property rights, and if it is unable to protect them, its competitive position may suffer. The Company does not have any patents on its technology. Nonetheless, the Company’s business plan is predicated on its proprietary systems and technology. Accordingly, protecting intellectual property rights is critical to the Company’s continued success and ability to maintain its competitive position. The Company protects its proprietary rights through a combination of trademark, trade secret and copyright law, confidentiality and non-disclosure agreements with employees, consultants, customers and suppliers, and limiting access to its trade secrets and technology. The Company cannot be assured that the steps taken will prevent misappropriation of its technology, which could have a material adverse effect on its competitive position. Also, despite efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company’s intellectual property by reverse-engineering the functionality of its systems or otherwise obtain and use information that the Company regards as proprietary. Policing unauthorized use of intellectual property is difficult and expensive, and the Company is unable to determine the extent, if any, to which piracy of its intellectual property exists.

In addition, the Company may have to engage in litigation in the future to enforce or protect its intellectual property rights, and may incur substantial costs and the diversion of management's time and attention as a result.

The Company may be unable to obtain, retain the right to use or successfully integrate third-party licensed technologies necessary for the use of its technology, which could prevent it from offering the products and services which depend upon those technologies. The Company depends upon third-party licenses for some of the technology used in its solutions, and intend to continue licensing technologies from third parties. These licenses might not continue to be available to the Company on commercially reasonable terms or at all. Most of these licenses can be renewed only by mutual consent and may be terminated if the Company breaches the terms of the license and fail to cure the breach within a specified period of time. The Company’s inability to obtain or renew any of these licenses could delay development of new product offerings or prevent the Company from selling its existing solutions until equivalent technology can be identified, licensed and integrated, or developed, and there is no assurance as to when the Company would be able to do so, if at all. Lack of access to required licenses from third parties could materially harm the Company’s business, financial condition and results of operations.

Most of the Company’s third-party licenses are non-exclusive. The Company’s competitors may obtain the right to use any of the technology covered by these licenses and use the technology to compete more effectively. The Company’s use of third-party technologies exposes it to risks associated with the integration of components from various sources into its solutions, such as unknown software errors or defects or unanticipated incompatibility with its systems and technologies. In addition, if the Company’s vendors choose to discontinue support of the licensed technology in the future or are unsuccessful in their continued research and development efforts, are unable to continue their business, decide to discontinue dealings with the Company or are acquired by a competitor or other party that does not wish to deal with the Company, the Company might not be able to modify or adapt its own solutions to use other available technologies in a timely manner, if at all.

The Company may become subject to claims that it infringes the intellectual property rights of others, which, even if not successful, could have a material adverse impact on the business. The Company could be subject to intellectual property infringement claims from third parties as the number of competitors grows and its applications' functionality overlaps with competitor products. There has been a substantial amount of intellectual property litigation in the information technology industries. While the Company does not believe that it has infringed or is infringing on any proprietary rights of third parties, it can give no assurance that infringement claims will not be asserted against it or that those claims will be unsuccessful. Even if a claim brought against the Company is ultimately unsuccessful, the Company could incur substantial costs and diversion of management resources in defending any infringement claims. Furthermore, a party making a claim against the Company could secure a judgment awarding substantial damages as well as injunctive or other equitable relief that could effectively block the ability to develop and market products and services. The Company may be required to license additional intellectual property from third parties in order to continue using its products, and cannot give assurance that it will be able to obtain such licenses on commercially reasonable terms, or at all. In many of its contracts with customers, the Company has agreed to indemnify its customers against any losses that they may incur in the event that the products or services are alleged to infringe third-party patents or other proprietary rights.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

The Company is subject to a number of existing laws, regulations, and industry initiatives, future changes in or non-compliance with which could adversely affect its business, financial condition and results of operations. As a participant in the healthcare industry, the Company’s operations and relationships, and those of its customers, are regulated by a number of federal, state, provincial and local statutes or regulatory requirements. The Company is directly and indirectly subject to these statutes and regulations. The Company’s inability to ensure compliance could adversely affect the marketability of its products or expose it to liability. In addition, in many of its ASP contracts, the Company has agreed with its customers not to use information obtained by the Company in a way that contravenes patient privacy and similar laws. It is possible that a review by courts or regulatory authorities of the Company’s business practices or those of its customers could result in a determination that could materially adversely affect the Company.

The Company cannot predict whether or when future healthcare reform initiatives by US federal or state, Canadian or other foreign regulatory authorities will be proposed, enacted or implemented or what impact those initiatives may have on the business, financial condition or results of operations.

Future changes in laws or regulations in the healthcare industry could adversely affect the Company’s business. The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. For example, the Balanced Budget Act of 1997 (Public Law 105-32) contained significant changes to Medicare and Medicaid and had an impact for several years on healthcare providers' ability to invest in capital intensive systems. In addition, the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and Canadian privacy statutes directly impact the healthcare industry by requiring various security and privacy measures in order to ensure the protection of patient health information. More recently, increased government involvement in healthcare, such as the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the Deficit Reduction Act of 2005, and other US initiatives at both the federal and state level could lower reimbursement rates and otherwise change the business environment of the Company’s customers and the other entities with which it has a business relationship. Further, existing laws and regulations are subject to changing interpretation by courts, regulatory agencies, and agency officials. These factors affect the purchasing practices and operation of healthcare organizations. US federal and state legislatures have periodically considered programs to reform or amend the US healthcare system and to change healthcare financing and reimbursement systems. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our product offerings. The healthcare industry is expected to continue to undergo significant changes for the foreseeable future, and the Company cannot predict the effect of possible future legislation and regulation on its business, financial condition and results of operations.

If the Corporation is characterized as a passive foreign investment company (“PFIC”), its shareholders may be subject to adverse US federal income tax consequences. The Corporation does not expect to be a PFIC for US federal income tax purposes for its current taxable year. However, it must make a separate determination each year as to whether it is a PFIC and the Corporation cannot assure that it will not be a PFIC for its current taxable year or any future taxable year. A non-US corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of the Corporation’s assets may be determined in large part by the market price of its common shares, which is likely to fluctuate. In addition, the composition of the Corporation’s income and assets will be affected by how, and how quickly, the Corporation uses the cash it raised in its July 2006 common share offering.

In general, if the Corporation is or becomes a PFIC, any gain recognized on the sale of securities and any “excess distributions” (as specifically defined in the United States Internal Revenue Code of 1986, as amended (the “Code”)) paid on the securities must be ratably allocated to each day in a US taxpayer’s holding period for the securities. The amount of any such gain or excess distribution allocated to prior years of such US taxpayer’s holding period for the securities generally will be subject to US federal income tax at the highest tax applicable to ordinary income in each such prior year, and the US taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a US taxpayer that makes a timely qualified electing fund (“QEF”) election with respect to a PFIC in which the US taxpayer owns shares generally will be subject to US federal income tax on such taxpayer’s pro rata share of the PFIC’s “net capital gain” and “ordinary earnings” (as specifically defined under the Code), regardless of whether such amounts are actually distributed by the PFIC. US taxpayers should be aware that there can be no assurance that the Corporation will satisfy record keeping requirements or that it will supply U.S. taxpayers with the required information under the QEF rules, in event that the Corporation is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a US taxpayer may make a “mark-to-market election” if the Corporation is a PFIC and its shares are “marketable stock” (as specifically defined under the Code). In general, a US taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such shares. QEF and mark-to-market elections are generally not available with respect to warrants or convertible securities of a PFIC.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

The foregoing description is a general description only, and does not seek to describe in detail the tax consequences to US investors if the Corporation should be or become a PFIC, or any other potential US tax consequences of purchasing, holding or disposing of securities of the Corporation. Investors should consult their tax advisors concerning these potential tax consequences.

The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation. In order to maintain the Corporation’s current status as a foreign private issuer for US securities law purposes, a majority of the Corporation’s common shares must be either directly or indirectly owned by non-residents of the United States, as the Corporation does not currently satisfy any of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of its shares are held in the US and the Corporation continues to fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under US securities laws as a US domestic issuer may be significantly more than the costs the Corporation incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”). If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on US domestic issuer forms with the US Securities and Exchange Commission (“SEC”), which are more detailed and extensive than the forms available to a foreign private issuer. The Corporation may also be required to prepare its financial statements in accordance with US generally accepted accounting principles. In addition, the Corporation may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if the Corporation engages in capital raising activities after losing its foreign private issuer status, there is a higher likelihood that investors may require the Corporation to file resale registration statements with the SEC as a condition to any such financing.

If the Company’s security is breached, outsiders could gain access to information it is required to keep confidential, the Company could be subject to liability and customers could be deterred from using its services. The Company’s business relies on using the Internet to transmit confidential information. However, the difficulty of securely transmitting confidential information over the Internet has been a significant barrier to engaging in sensitive communications over the Internet, and is an important concern of existing and prospective customers. Publicized compromise of Internet security, including third-party misappropriation of patient information or other data, or a perception of any such security breach, may deter people from using the Internet for these purposes, which would result in an unwillingness to use the Company’s systems to conduct transactions that involve transmitting confidential healthcare information. Further, if the Company is unable to protect the physical and electronic security and privacy of its databases and transactions, it could be subject to potential liability and regulatory action, its reputation and customer relationships would be harmed, and its business, operations and financial results may be materially adversely affected.

The Company is highly dependent on senior management and key employees. Competition for employees in the industry is intense, and the Company may not be able to attract and retain the highly skilled employees that it needs to support its business. The Company’s success largely depends on the skills, experience and continued efforts of its management and other key personnel, and on its ability to continue to attract, motivate and retain highly qualified individuals. Competition for senior management and other key personnel is intense, and the pool of suitable candidates is limited. If the Company loses the services of one or more of its key employees, it may not be able to find a suitable replacement and its business, financial condition and results of operations could be materially adversely affected.

The Company’s actual financial results may vary from publicly disclosed forecasts. The Company’s actual financial results may vary from publicly disclosed forecasts and these variations could be material and adverse. The Company periodically provides guidance on future financial results. The Company’s forecasts reflect numerous assumptions concerning its expected performance, as well as other factors, which are beyond its control and which may not turn out to be correct. Although the Company believes that the assumptions underlying its guidance and other forward-looking statements were and are reasonable when such statements are made, actual results could be materially different. The Company’s financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors and elsewhere in this annual report and the incorporated documents. If the Company’s actual results vary from announced guidance, the price of its common shares may decline, and such a decline could be substantial. The Company does not undertake to update any guidance or other forward-looking information it may provide.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

The Company may experience fluctuations in its financial results because of timing issues associated with its revenue recognition policy. A portion of the Company’s revenues are derived from system sales, in respect of which revenue is recognized upon execution of a license agreement and shipment of the software, as long as all vendor obligations have been satisfied and collection of license fees is probable. As the costs associated with system sales are minimal, revenue and income may vary significantly based on the timing of recognition of revenue. Given that revenue from these projects is often recognized using the percentage of completion method, the Company’s revenue from these projects can vary substantially on a monthly and quarterly basis. Accordingly, the timing and delivery requirements of customers' orders may have a material effect on the Company’s operations and financial results during any reporting period. In addition, to the extent that the costs required to complete a fixed price contract exceed the quoted price, the Company’s results may be materially adversely affected.

The Company may not have sufficient capital to fund its future requirements, and may not be able to access additional capital. The Company’s future capital requirements will depend on many factors, including its product development programs. In order to meet capital requirements in excess of its available capital, the Company will consider additional public or private financings (including the issuance of additional equity securities). There can be no assurance that additional funding will be available or, if available, that it will be available on commercially acceptable terms. If adequate funds are not available, the Company may have to substantially reduce or eliminate expenditures for marketing, research and development and testing of proposed products, or obtain funds through arrangements with partners that require the Company to relinquish rights to certain of its technologies or products. There can be no assurance that the Company will be able to raise additional capital if its capital resources are exhausted. A lack of liquidity and an inability to raise capital when needed would have a material adverse impact on the Company’s ability to continue its operations or expand its business.

If the Company is required to write-off goodwill or other definite-lived intangible assets, its financial position and results of operations would be adversely affected. The Company periodically evaluates goodwill and other intangible assets for impairment. In the future, the Company may take charges against earnings in connection with goodwill or other intangible assets arising from acquisitions. Any determination requiring the write-off of a significant portion of its goodwill or other intangible assets could adversely affect the Company’s results of operations and financial condition.

The Company’s tax filings are subject to possible review, audit and/or reassessment and it may be liable for additional taxes, interest or penalties if the final tax outcome is different from those provided for in its filings. Although the Company’s primary operations are in the United States, it also has operations in Canada. The Company’s income tax liability is therefore a consolidation of the tax liabilities it expects to have in various locations. The tax rate is affected by the profitability of operations in all locations, tax rates and systems of the countries in which the Company operates, tax policies and the impact of certain tax planning strategies which the Company has implemented or may implement. To determine its worldwide tax liability, the Company makes estimates of possible tax liabilities. The Company’s tax filings, positions and strategies are subject to review by local or international tax authorities and the outcomes of such reviews are uncertain. In addition, these audits generally take place years after the period in which the tax provision in question was provided and it may take a substantial amount of time before the final outcome of any audit is known. Future final tax outcomes could also differ materially from the amounts recorded in the financial statements. These differences could have a material effect on the Company’s financial position and net income in the period such determination is made.

Controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2006, the CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) of the Canadian Securities Administrators and have concluded that such controls and procedures are effective and provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, was made known to them and reported as required, particularly during the period in which the annual filings were being prepared.

SYSTEMS XCELLENCE INC.
Management’s Discussion and Analysis

Management is also responsible for the design of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and, with regard to note 15 to the consolidated financial statements, in accordance with US GAAP. Management has evaluated the design of the Company’s internal controls and procedures over financial reporting as of the end of the period covered by the annual filings and believes the design to be sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. The Company is required to disclose changes in internal control over financial reporting that occurred during the most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Under the leadership of its CFO, Jeffrey Park, the Company has designed and implemented a number of changes in the Company’s internal control over financial reporting during the most recent interim period. These changes relate to matters that are not uncommon for an organization of the Company’s size. These changes have addressed procedures, segregation of duties and documentation in areas including general controls, IT controls, revenue recognition and tax. The CEO and CFO have provided certifications regarding any material deficiencies in the Company’s financial reporting for the year ending December 31, 2006.

Additional information

Additional information regarding the Company’s financial statements and activities, including the Company’s annual information form, are available at www.sedar.com.

SYSTEMS XCELLENCE INC.

Management’s Responsibility for Financial Reporting

The consolidated financial statements and other information in the Annual Report are the responsibility of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect estimates based on the best judgment of management. The financial information presented throughout the Annual Report is consistent with the financial statements.

Management maintains accounting systems which incorporate extensive internal financial controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. An internal audit program has been established to review and evaluate the accounting records and internal controls with findings and recommendations reported to management and the Audit Committee.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee which is comprised entirely of independent Board members.The Audit Committee meets regularly with management, as well as with the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the Annual Report, the consolidated financial statements and the external Auditors’ Report. The Audit Committee reports its findings to the Board for consideration when approving the consolidated statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

The financial statements have been audited by KPMG LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. The accompanying financial statements and all of the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

Gordon S. Glenn	Jeffrey Park
Chairman and Chief Executive Officer	Senior Vice President,
Finance and Chief Financial Officer

March 23, 2007

SYSTEMS XCELLENCE INC.

Auditors' Report to the Shareholders

To the Shareholders of Systems Xcellence Inc. (“the Company”)

We have audited the consolidated balance sheets of the Company as at December 31, 2006 and 2005 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the two-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada
March 23, 2007

SYSTEMS XCELLENCE INC.
Consolidated Balance Sheets

	December 31,
	2006	2005
	(All amounts are in US dollars)
ASSETS

Current assets
Cash and cash equivalents (note 10(a))	$70,943,380	$35,951,932
Accounts receivable, net of allowance for doubtful accounts of $214,276 (2005 - $319,566)	14,311,573	8,649,801
Unbilled revenue	1,975,765	1,001,971
Prepaid expenses	2,026,248	1,191,444
Inventory	260,234	437,674
Future tax asset (note 8)	2,359,903	320,000
Total current assets	91,877,103	47,552,822

Capital assets (note 2)	10,113,858	3,777,954

Deferred charges (note 4)	-	787,686

Goodwill and other intangible assets (note 5)	27,241,147	26,825,147

Future tax asset (note 8)	1,992,039	360,000

Other assets	-	2,000,000

Total Assets	$131,224,147	$81,303,609

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$13,025,794	$5,598,912
Deferred revenue	3,241,924	3,131,031
Current portion of long-term debt (note 6)	-	1,530,000
Total current liabilities	16,267,718	10,259,943

Long-term debt (note 6)	-	11,572,858
Deferred lease inducement, net (note 3)	3,168,757	-
Deferred rent	297,608	-
Total liabilities	19,734,083	21,832,801

Shareholders' equity
Capital stock (note 7)	99,839,769	63,714,859
Contributed surplus	4,418,461	2,050,733
Retained earnings (deficit)	7,231,834	(6,294,784)
Total shareholders' equity	111,490,064	59,470,808

Total Liabilities and Shareholders' Equity	$131,224,147	$81,303,609

Commitments and contingencies (note 11)

See accompanying notes to consolidated financial statements.

SYSTEMS XCELLENCE INC.
Consolidated Statements of Operations

	Years ended
	December 31,
	2006	2005

Revenue (note 12)	$80,922,995	$54,123,036
Cost of sales	32,764,553	20,774,797
	48,158,442	33,348,239

Expenses:
Product development costs	8,672,371	8,956,169
Selling, general and administration	17,379,501	12,357,064
Depreciation and amortization	4,103,164	3,306,167
Lease termination	757,815	-
Stock-based compensation (note 7(c))	1,957,776	843,979
	32,870,627	25,463,379

Income before the undernoted	15,287,815	7,884,860

Interest income	(2,940,504)	(548,885)
Interest expense (note 6)	1,867,073	1,895,934
Net interest (income) expense	(1,073,431)	1,347,049

Other expense (income)	17,990	(626,342)

Income before income taxes	16,343,256	7,164,153

Income tax expense (recovery) (note 8) :
Current	6,488,580	122,017
Future	(3,671,942)	(680,000)
	2,816,638	(557,983)

Net income	$13,526,618	$7,722,136

Earnings per share (note 9):
Basic	$0.72	$0.52
Diluted	$0.69	$0.50

Weightedaverage number of shares used in computing earnings per share:
Basic	18,710,370	14,805,857
Diluted	19,700,139	15,437,138

Consolidated Statements of Retained Earnings (Deficit)

	Years ended
	December 31,
	2006	2005

Retained earnings (deficit), beginning of period	$(6,294,784)	$(14,016,920)
Net income	13,526,618	7,722,136
Retained earnings (deficit), end of period	$7,231,834	$(6,294,784)

See accompanying notes to consolidated financial statements.

SYSTEMS XCELLENCE INC.
Consolidated Statements of Cash Flows

	Years ended
	December 31,
	2006	2005

Cash flow from operations:
Net income	$13,526,618	$7,722,136
Items not involving cash, net of effects from acquisition:
Gain on sale of asset	-	(626,342)
Depreciation of capital assets	2,519,164	1,740,167
Amortization of intangible assets	1,584,000	1,566,000
Deferred charges- long-term debt	787,735	187,700
Stock-based compensation	1,957,776	843,979
Future tax asset	(3,671,942)	(680,000)
Cash received for lease inducement	757,815	-
Changes in working capital (note 10(b))	542,452	1,066,378
Net cash provided by operations	18,003,618	11,820,018

Cash flow from financing activities:
Proceeds from exercise of share-purchase options	421,299	421,343
Tax benefit due to option exercises	1,433,939	-
Net proceeds from public offering	36,064,000	19,230,769
Costs paid related to financing activities	(1,384,423)	(1,250,325)
Repayment of debt	(13,102,858)	(1,080,861)
Net cash provided by financing activities	23,431,957	17,320,926

Cash flow from investing activities:
Acquisitions	-	(22,610,794)
Purchase of capital assets, gross	(8,886,490)	(2,557,556)
Lease inducements received	2,442,363	-
Proceeds from disposal of capital assets	-	2,342,695
Net cash used in investing activities	(6,444,127)	(22,825,655)

Increase in cash and cash equivalents	34,991,448	6,315,289

Cash and cash equivalents, beginning of period	35,951,932	29,636,643

Cash and cash equivalents, end of period	$70,943,380	$35,951,932

See accompanying notes to consolidated financial statements.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)

Years ended December 31, 2006 and 2005

Systems Xcellence Inc. (the "Company") designs, develops and installs electronic transaction processing software solutions and provides Application Service Provider ("ASP") services for the pharmaceutical benefits supply chain within the healthcare industry.

1.    Significant Accounting Policies

The accounting policies of the Company conform to those generally accepted in Canada. Significant accounting policies are summarized below:

(a) Consolidated financial statements:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include all its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated on consolidation.

(b) Use of estimates:

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, purchase price allocation in connection with acquisitions, valuation of capital assets, valuation of intangible assets and goodwill and valuation allowances for receivables and future income taxes. Actual results could differ from those estimates.

(c)	Revenue recognition:

The Company's revenue is derived from transaction processing services, software license sales, hardware sales, maintenance, and professional services.

Revenue from transaction processing includes ASP and switching services and is recognized as services are provided.

Revenue from software licenses is recognized when a license agreement is executed with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. Fees are reviewed related to arrangements with significant payment due beyond normal trading terms, to evaluate whether they are fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met.

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees. Arrangements that include consulting services are evaluated to determine whether those services are considered essential to the functionality of the software.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

1.    Significant Accounting Policies (continued)

When services are considered essential to the functionality of the software, license and services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. The Company estimates the percentage-of-completion on contracts utilizing costs incurred to date as a percentage of the total costs at project completion, subject to meeting agreed milestones. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the customer has accepted the milestone. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to earnings in the period in which the facts that give rise to the revision become known. It should be noted that a significant number of the Company’s license and services revenue are recognized under the percentage-of-completion method. If the Company does not have a sufficient basis to estimate the progress towards completion, revenue is recognized when the project is complete or when final acceptance is received from the customer.

When services are not considered essential to the functionality of the software, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar volumes to a customer of similar size and nature on a stand-alone basis. VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of services being provided multiplied by the estimated time to complete the task. VSOE used in determining the fair value of maintenance and technical support is based on the annual renewal rates. The revenue allocable to the consulting services is recognized as the services are performed. In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.

Professional services revenues are recognized as the services are performed, generally on a time and material basis. Professional services revenues attributed to fixed price arrangements are recognized using the percentage of total estimated direct labor costs to complete the project.

(d) Cash and cash equivalents:

The Company considers deposits in banks, bank term deposits and short-term investments with original maturities of 90 days or less as cash and cash equivalents.

(e) Deferred charges:

Deferred charges consist of deferred financing costs relating to the issuance of long-term debt. Amortization is provided on a straight-line basis over the term of the related debt, which prior to repayment was six years.

   (f)     Inventory:

Inventory is carried at the lower of cost or net realizable value.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

1.    Significant Accounting Policies (continued)

(g)   Capital assets:

Capital assets are stated at cost less accumulated amortization. Capital assets, including assets under capital leases are amortized on the following bases and annual rates:

Asset	Basis	Rate
Furniture and equipment	Straight line	Over 5 years
Computer equipment and software	Straight line	3 to 5 years
Leasehold improvements	Straight line	Over lease term

Effective January 1, 2006, the Company changed the basis of depreciation for additions to furniture and equipment from 20% declining balance to straight line over 5 years on a prospective basis.

In the fourth quarter of 2006, as a result of the Company’s review of its depreciation policies, the Company changed its accounting estimate regarding the useful life of certain computer equipment. Previously, the equipment had been depreciated over three years; however, the Company determined that five years was a more reasonable useful life for certain computer equipment purchased after January 1, 2006.

   (h)  Impairment of long-lived assets:

Long-lived assets, including capital assets and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. At December 31, 2006 and 2005, no events or circumstances had occurred that suggested that the carrying amounts of the long-lived asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the estimated undiscounted future cash flows expected to be generated by the use and disposal of the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(i)  Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of operations. The Company completed its goodwill impairment test at December 31, 2006 and 2005 and determined no impairment existed.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

1.    Significant Accounting Policies (continued)

(j)    Intangible assets:

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets with finite useful lives are amortized over their useful lives. Customer relationships are currently amortized over ten years and acquired software is currently amortized over five years.

(k)   Research and product development:

Research costs, net of related investment tax credits, are expensed as incurred. Costs related to development of software, net of related investment tax credits, are expensed as incurred unless such costs meet the criteria for capitalization and amortization under generally accepted accounting principles. The Company has not capitalized any software development costs during 2006 or 2005.

Expenditures on equipment used in research and development activities, net of related investment tax credits, are recorded as capital assets.

(l)    Stock-based compensation:

For stock options issued to employees and directors, compensation cost related to those awards is measured based on the fair value of the options on the date of the grant that is determined by using an option pricing model. The compensation cost of the options expected to vest is recognized over the service period as compensation expense and contributed surplus. Compensation cost related to forfeited, unvested options is reversed on the cancellation date.

The Company has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the period they occur in accordance with Canadian GAAP.

(m) Foreign currency:

The Company's measurement currency and reporting currency is the U.S. dollar. Monetary items denominated in foreign currency are translated to U.S. dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

The Company’s foreign operating subsidiaries are considered to be integrated operations and are translated into U.S. dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, and average rates for revenue and expenses, except amortization, which is translated at the rates of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in income.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

1.    Significant Accounting Policies (continued)

(n) Earnings per share:

Basic earnings per share are computed by dividing net income by the weighted average shares outstanding during the period. Diluted earnings per share are computed similar to basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that the proceeds from the exercise of in-the-money stock options and warrants were used to acquire shares of common stock at the average market price during the period.

(o) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

   (p)   Deferred lease inducements:

Deferred lease inducements represent cash inducements and tenant improvement allowances received from the Company’s landlords that are amortized against rent expense on a straight-line basis over the term of the related lease.

   (q)    Deferred rent:

When the terms of an operating lease provide for periods of free rent, rent concessions and/or rent escalations, the Company records rent expense on a straight-line basis over the term of the related lease. The difference between the rent expense recognized and the actual payments made in accordance with the lease agreement is recognized as deferred rent liability.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

1.    Significant Accounting Policies (continued)

   (r)     New accounting standards yet to be adopted:

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, which modifies the disclosure requirements of Section 3861, Financial Instruments - Disclosures and Presentation and Section 3863, Financial Instruments - Presentations, which carries forward unchanged the presentation requirements for financial instruments of Section 3861. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. Sections 3862 and 3863 apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact these revised Sections will have on its consolidated financial statements.

In July 2006, the CICA replaced Section 1506, Accounting Changes, with a new section based on International Financial Reporting Standard IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The objective of Section 1506 is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of the standard is effective from January 1, 2007 and is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2005, the CICA issued Handbook Section 3051, Investments, which replaces Handbook Section 3050, Investments. Section 3051 continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. Section 3051 also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to the Section has occurred. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently evaluating the impact Section 3051 will have on its consolidated financial statements.

In January 2005, the CICA issued Section 3855, Financial Instruments- Recognition and measurement. Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. The standard specifies when and to which amount a financial instrument is to be recorded on the balance sheet. Financial instruments are to be recorded at fair value in some cases, and at cost in others. The section also provides guidance for disclosure of gains and losses on financial instruments. The adoption of the standard is effective from January 1, 2007 and the Company is evaluating the impact of the standard on its consolidated financial statements.

In January 2005, the CICA issued new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting and display of comprehensive income. It defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

1.    Significant accounting policies (continued)

The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently evaluating the impact Section 3051 will have on its consolidated financial statements.

   (s)    Comparative figures:

Certain figures have been reclassified to conform to the consolidated financial statements presentation adopted in the current year.

2.    Capital assets

		Accumulated	Net book
December 31, 2006	Cost	amortization	value
Furniture and equipment	$2,429,060	$(944,185)	$1,484,875
Computer equipment and software	14,156,747	(8,435,622)	5,721,125
Leasehold improvements	3,582,704	(674,846)	2,907,858
	$20,168,511	$(10,054,653)	$10,113,858

		Accumulated	Net book
December 31, 2005	Cost	amortization	value
Furniture and equipment	$1,265,344	$(689,775)	$575,569
Computer equipment and software	9,451,409	(6,426,563)	3,024,846
Leasehold improvements	596,691	(419,152)	177,539
	$11,313,444	$(7,535,490)	$3,777,954

3.    Deferred lease inducements

During 2006, the Company entered into two new operating lease agreements for new office space in Lisle, Illinois and Scottsdale, Arizona. As part of these agreements, the Company received certain lease inducements including cash and tenant improvement allowances. The inducements are amortized on a straight-line basis over the term of the lease as a reduction of rent expense.

During 2006, gross lease inducements totalled $3,200,178, of which $757,815 was received in cash as reimbursement for the lease termination fee paid by the Company to the lessor of the U.S. headquarters located in Lombard, Illinois to terminate the lease effective March 31, 2007. The remaining $2,442,363 represents amounts paid by the landlord for leasehold improvements and other capital assets related to the leased facility acquired on behalf of the Company, in connection with the leased facility, as per the lease agreement. During 2006, the Company recorded amortization expense related to lease inducements totalling $31,421.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

4.    Deferred charges

		Accumulated
	Cost	amortization	Total
Balance, December 31, 2005	$1,090,386	$(302,700)	$787,686
Deferred charges - long-term debt	-	(787,686)	(787,686)
Balance, December 31, 2006	$1,090,386	$(1,090,386)	$-

In July 2006, the Company repaid its outstanding long-term debt and, as a result, wrote off the remaining deferred charges (note 6).

5.    Goodwill and other intangible assets

	Gross	Accumulated	Net book
December 31, 2006	Amount	amortization	value
Goodwill	$15,996,147	$-	$15,996,147
Amortizable intangible assets:
Customer relationships	12,950,000	(2,578,750)	10,371,250
Acquired software	1,445,000	(571,250)	873,750
	$30,391,147	$(3,150,000)	$27,241,147

	Gross	Accumulated	Net book
December 31, 2005	Amount	amortization	value
Goodwill	$13,996,147	$-	$13,996,147
Amortizable intangible assets:
Customer relationships	12,950,000	(1,283,750)	11,666,250
Acquired software	1,445,000	(282,250)	1,162,750
	$28,391,147	$(1,566,000)	$26,825,147

Amortization expense related to customer relationships will be $1,295,000 for each of the five years ending December 31, 2011. Amortization expense related to acquired software for 2007, 2008, and 2009 will be $280,000 each year. No amortization expense related to acquired software will be recorded for 2010 and 2011 as such assets will be fully amortized.

On December 17, 2004, the Company, through a wholly-owned subsidiary, acquired all of the outstanding shares of Health Business Systems (“HBS”), based in Warminster, Pennsylvania, which provides retail pharmacy management systems and workflow technology. The acquisition of HBS was accounted for using the purchase method. The results of operations of HBS have been included in the operating results of the Company from the date of the acquisition.

Under the terms of the HBS Stock Purchase Agreement (the “Agreement”), the Company was required to pay $20 million in cash for HBS, with the final purchase price subject to working capital adjustments and an additional $4 million of contingent consideration dependent upon HBS achieving certain calendar 2004 and 2006 financial earn-out targets.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

5.    Goodwill and other intangible assets (continued)

On December 17, 2004, the Company paid $2 million, which was being held in an interest-bearing escrow account pursuant to the terms of the Agreement, and issued notes of $18 million to the shareholders of HBS. On January 3, 2005, the Company paid $18 million in cash in settlement of the notes. On May 31, 2005, the Company paid $2,375,794 to the former shareholders of HBS, of which $2 million was the settlement of the financial 2004 earn-out target and $375,794 was the settlement of the working capital agreement. On June 1, 2005, the Company paid $2,000,000 to an interest-bearing escrow account which was due to the former HBS shareholders on December 31, 2006, subject to specified earn-out targets being met. At September 30, 2006, it was determined that the specified earn-out targets would most likely be met during the fourth quarter of 2006 and, therefore, the $2,000,000 was reclassified from “Other assets” to “Goodwill and other intangible assets.” During January 2007, the $2,000,000 was released from escrow and paid to the former shareholders of HBS.

6.    Long-term liabilities

The Company had no long-term debt at December 31, 2006.

December 31, 2005	Current	Long-term	Total
Long-term debt	$1,530,000	$11,572,858	$13,102,858

(a)	Long-term debt:

On December 27, 2002, the Company entered into a Credit Facility Agreement with a lender, which consisted of a $1,000,000 revolving line of credit and a $7,600,000 term loan. The credit facility was to mature on December 27, 2008.

The term loan bore interest at a base rate which was at the choice of the Company (LIBOR or U.S. Prime rate), plus a rate margin to be determined as of the first date of each interest period, contingent on the Company’s leverage ratio at that time. The base rate was capped for the first three years of the Credit Facility Agreement. For the first two years, the Company made quarterly interest-only payments, and thereafter, made quarterly interest and amortized principal payments, beginning on December 31, 2004, of $380,000 until maturity.

In 2004, the Company amended and increased its senior secured credit facility by $6,000,000 to $13,600,000 and terminated the revolving line of credit. The amended terms of the Company’s credit facility included a six-year term with quarterly principal payments that commenced on December 31, 2005 and was to mature on December 31, 2010. The interest rate on the amended credit facility was calculated in the same manner noted above. The effective interest rate for the year ended December 31, 2005 was 11.2%.

The deferred charges related to the original debt along with the costs incurred by the Company related to the amended long-term debt were being amortized over the term of the amended debt.

The credit facility was a senior secured arrangement, secured by the Company’s U.S. subsidiary and guaranteed by the Company.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

6.    Long-term liabilities (continued)

On July 5, 2006, the Company repaid its outstanding line of credit and term loan. The Company paid cash consideration of $12,785,207, which consisted of $12,580,000 in principal and $205,207 in a prepayment fee and accrued interest. The Company wrote off related unamortized financing costs of $821,641.

(b) Mortgage:

   The Company had a mortgage secured by the land and building of its Milton, Ontario headquarters, which was being amortized over 10 years and had a maturity date of March 31, 2006. The mortgage bore interest at 6.8% and required monthly payments of approximately $10,965 including principal and interest. During 2005, the Company repaid the outstanding mortgage amount in connection with the sale of the land and building. See note 14 for more information.

Interest expense relates to the following:

	Years ended December 31,
	2006	2005
Long-term liabilities	$970,463	$1,582,442
Bank charges	108,924	125,792
Deferred charges - long-term debt	787,686	187,700
	$1,867,073	$1,895,934

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

7.    Capital stock

(a)   Common shares:

(i) Authorized: Unlimited voting common shares

(ii) Issued:

	Number
	of shares (iii)	Amount
Balance, December 31, 2004	14,579,624	$45,363,072
Issuance of common shares (a)(iv)	2,250,000	17,930,444
Exercise of options	109,209	421,343
Balance, December 31, 2005	16,938,833	63,714,859
Issuance of common shares (a)(iv)	3,200,000	34,679,577
Exercise of options	305,657	1,445,333
Balance, December 31, 2006	20,444,490	$99,839,769

(iii) Share consolidation:

On June 5, 2006, the Company filed articles of amendment to effect a four-to-one share consolidation of the Company’s outstanding common shares. The share consolidation was approved by the shareholders of the Company on May 17, 2006. Accordingly, information relating to the number of shares and net income per share presented in the consolidated statements of operations gives effect to this share consolidation for all periods presented.

   (iv) Issuance of common shares:

On November 29, 2005, the Company completed a public offering of 2,250,000 common shares at a price of Cdn. $10.00 per common share with proceeds of $19,230,769 (Cdn. $22,500,000). Share issuance costs were approximately $1,300,325.

On June 22, 2006, the Company filed a short-form prospectus in Canada and a Registration Statement in the U.S. in connection with the issue of 3,200,000 common shares of the Company. The gross proceeds of the issuance were $38,659,680, excluding underwriting fees and issuance costs of $2,595,680 and $1,384,423, respectively.

(b) Share purchase options:

The Company has a stock option plan. Under the terms of the plan, the Company may grant options from time to time to its officers, directors, key employees and service providers and any affiliate or subsidiary of the Company for up to 2,937,500 shares of common stock. The exercise price of each option shall be set at the time the option is granted and shall not be lower than the market price of the Company’s common shares at that time. An option’s maximum life under the Company’s option plan is five years from the date of vesting.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

7.    Capital stock (continued)

The following table summarizes stock option activity for the years ended December 31, 2006 and 2005:

	2006		2005
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
(in Cdn. dollars)
Outstanding, beginning of period	1,702,589	$4.72	1,392,251	$4.40
Granted	734,875	14.56	495,000	6.40
Exercised	(359,418)	3.79	(109,209)	4.56
Expired	-	-	(68,203)	10.04
Forfeited	(19,585)	9.33	(7,250)	7.08
Outstanding, end of period	2,058,461	8.38	1,702,589	4.72
Options exercisable, end of period	1,417,966	$6.54	1,255,918	$4.08

The following table summarizes the information about the stock options outstanding at December 31, 2006:

		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Options	contractual	exercise	Options	exercise
exercise price	outstanding	life (years)	price	exercisable	price
(In Cdn. dollars)
$1.20 - $3.20	527,252	2.22	$2.39	527,252	$2.39
$5.36 - $7.80	792,001	4.57	6.66	625,584	6.75
$8.44 - $18.23	739,208	5.94	14.49	265,130	14.33
$1.20 - $18.23	2,058,461	4.46	8.38	1,417,966	6.54

(c) Stock-based compensation:

For the years ended December 31, 2006 and 2005, the Company recorded stock-based compensation expense of $1,957,776 and $843,979, respectively. The Black-Scholes option pricing model was used to estimate the fair value of the options at grant date based on the following assumptions:

	Years ended December 31,
	2006	2005
Volatility	36.5 - 40.8%	38 - 58%
Risk-free interest rate	4.74 - 5.13%	4.00%
Expected life	5 years	5 years
Dividend yield	-	-
Weighted average grant date fair value (in Cdn. dollars)	$5.96	$3.84

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

8.    Income taxes

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows.

	Years ended December 31,
	2006	2005
Future income tax assets:
Non-capital loss carryforwards	$871,000	$3,234,000
Deductible research and development expenses	1,477,000	1,639,000
Capital and intangible assets	907,000	1,107,000
Accruals and lease inducements	3,556,000	1,310,000
Other	798,000	343,000
	7,609,000	7,633,000
Less valuation allowance	3,066,000	6,951,000
Total future tax assets	4,543,000	682,000
Future income tax liabilities:
Deferred charges	191,000	2,000
Total future income tax liabilities	191,000	2,000
Net future income tax assets	$4,352,000	$680,000

At December 31, 2006, the Company has Canadian loss carryforwards available to reduce future years' taxable income, which expire as follows:

(in Cdn. dollars)
2008	$980,000
2009	1,275,000
2010	473,000
$2,728,000

In addition to the loss carryforwards listed above, the Company has unused Canadian SR&ED deductions of approximately $5.3 million, which have no expiration date.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

8.    Income taxes (continued)

The differences between the effective tax rate reflected in the provision for income taxes and the statutory income tax rate are as follows:

	Years ended December 31,
	2006	2005
Corporate statutory rate	34.6%	36.1%
Income tax expense on income before income taxes	$5,685,195	$2,586,000
Tax effect of:
Impact of foreign tax rates	203,000	177,700
Share issuance costs	(246,241)	(472,000)
Change in valuation allowance	(3,884,772)	(3,123,000)
Permanent differences	29,275	593,000
Effect of foreign exchange	(245,008)	(1,125,000)
Impact of state minimum tax rate	483,642	18,000
Other	791,547	787,317
	$2,816,638	$(557,983)

Income from the U.S. operations before income taxes was $12,025,328 and $2,655,613 for the years ended December 31, 2006 and 2005, respectively.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management also considers projected future taxable income uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. During 2006, it was determined by management that the Company will be able to utilize a taxable benefit from historical net operating losses and tax-related timing, in accordance with CICA Handbook Section 3465, Income Taxes. The Company recorded a future income tax recovery of $3,671,942 and $680,000 for the years ended December 31, 2006 and 2005, respectively.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

9.    Earnings per share

	Years ended December 31,
	2006	2005
Numerator:
Net income available to common shareholders	$13,526,618	$7,722,136
Denominator:
Weighted average number of shares:
Basic	18,710,370	14,805,857
Effect of dilutive securities:
Stock options	989,769	631,281
Diluted	19,700,139	15,437,138
Earnings per share:
Basic	$0.72	$0.52
Diluted	$0.69	$0.50

10.      Supplemental cash flow information

(a) The components of cash and cash equivalents were as follows:

	Years ended December 31,
	2006	2005
Cash on deposit	$21,957,902	$7,678,392
U.S. money market funds	4,834,411	3,509,513
Commercial paper (less than 90 days)	30,841,264	24,733,932
Certificates of deposit (less than 90 days)	13,279,760	-
Canadian dollar deposit (Cdn. $35,000 at 1.165; December 31, 2005 - Cdn. $35,000 at 1.163)	30,043	30,095
	$70,943,380	$35,951,932

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

10.    Supplemental cash flow information (continued)

   (b)    Change in working capital:

	Years ended December 31,
	2006	2005
Accounts receivable, net	$(5,661,772)	$(8,398)
Prepaid expenses	(834,804)	(386,830)
Unbilled revenue	(973,794)	(1,001,971)
Inventory	177,440	(244,043)
Accounts payable and accrued liabilities	7,426,881	2,072,835
Deferred rent	297,608	-
Deferred revenue	110,893	634,785
	$542,452	$1,066,378

   (c)    Other non-cash investing activities:

	Years ended December 31,
	2006	2005
Capital assets included in accounts payable	$-	$65,134
Capital assets purchased with lease inducements (note 3)	2,442,363	-
Amortization of deferred lease inducements (note 3)	31,421	-

(d)   Cash paid (received) for income taxes and interest was as follows:

	Years ended December 31,
	2006	2005
Income taxes paid	$4,435,833	$122,017
Interest paid	1,079,387	1,708,233
Interest received	(2,772,689)	(548,885)

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

11.    Commitments and contingencies

(a) Commitments:

Aggregate minimum payments in respect of operating lease commitments for premises and office equipment at December 31, 2006 are as follows:

2007	$1,200,450
2008	1,664,360
2009	1,419,478
2010	1,451,380
2011	1,387,509
Thereafter	7,144,368
$14,267,545

The total rental expense for the years ended December 31, 2006 and 2005 was $1,907,120 and $1,280,931, respectively.

   (b)   Contingencies:

From time to time in connection with its operations, the Company is named as a defendant in actions for damages and costs allegedly sustained by the plaintiffs. While it is not possible to estimate the outcome of the various proceedings at this time, management believes that adequate provisions have been recorded in the accounts where required.

(c)  Guarantees:

The Company provides routine indemnification to its customers against liability if the Company’s products infringe on a third party’s intellectual property rights. The maximum amount of these indemnifications cannot be reasonably estimated due to their uncertain nature. Historically, the Company has not made payments related to these indemnifications.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

12.    Segmented information

The Company operates in a single reportable operating segment, which is providing transaction processing solutions to the pharmaceutical benefits industry.

The Company operates in two geographic areas as follows:

December 31, 2006	Canada	U.S.	Total
Revenue	$2,247,971	$78,675,024	$80,922,995
Capital assets	200,241	9,913,617	10,113,858
Goodwill	-	15,996,147	15,996,147
Net assets	3,046,685	108,443,379	111,490,064

December 31, 2005	Canada	U.S.	Total
Revenue	$1,143,878	$52,979,158	$54,123,036
Capital assets	195,264	3,582,690	3,777,954
Goodwill	-	13,996,147	13,996,147
Net assets	1,720,189	57,750,619	59,470,808

The Company's revenue consists of the following:

	Years ended December 31,
	2006	2005
Recurring:
Transaction Processing	$38,766,480	$21,446,079
Maintenance	14,930,967	13,343,483
Total Recurring	53,697,447	34,789,562
Non-Recurring:
Professional Services	16,915,234	11,108,772
System Sales	10,310,314	8,224,702
Total Non-Recurring	27,225,548	19,333,474
Total Revenue	$80,922,995	$54,123,036

During the year ended December 31, 2006, one customer accounted for 10.4% of total revenue. During the year ended December 31, 2005, no one customer accounted for more than 10% of total revenue.

At December 31, 2006 and 2005, no one customer accounted for more than 10% of the total accounts receivable balance.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

12.    Segmented information (continued)

Cost of sales applicable to each category of revenue is as follows:

	Years ended December 31,
	2006	2005
Recurring services:
Revenue	$53,697,447	$34,789,562
Cost of sales	22,098,814	13,523,015
	31,598,633	21,266,547
Non-Recurring services:
Revenue	27,225,548	19,333,474
Cost of sales	10,665,739	7,251,782
	$16,559,809	$12,081,692

13.    Financial instruments

(a)   Credit risk: The Company is subject to concentrations of credit risk through cash equivalents and accounts receivable. Management monitors the credit risk and credit standing of counterparties on a regular basis. Cash equivalents and accounts receivable are with financial institutions and large corporations.

(b)   Fair values: The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and notes payable approximate their fair values due to the relatively short periods to maturity. The carrying values of the long-term liabilities approximate their fair values as the interest rates approximate rates currently available to the Company.

(c)   Foreign exchange risk: The Company is subject to foreign exchange risk. The Company does not enter into derivative instruments to mitigate this risk. Exposure to fluctuations in Canadian-dollar denominated transactions is partially offset by Canadian-denominated assets and liabilities. The realized foreign exchange gains and losses for each of the periods presented were insignificant.

14.    Sale of land and building

On May 31, 2005, the Company completed the sale and leaseback of its Milton, Ontario headquarters facility for approximately $2,343,000. The net proceeds after repayment of the mortgage on the building were approximately $1,585,000. The Company recorded a gain of $626,342 on the sale.

Concurrent with the sale, the Company has agreed to lease back 8,100 rentable square feet of the facility for a three-year term with one three-year renewal option period which represents a minor portion of the property sold.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

15.    Reconciliation of significant differences between accounting principles generally accepted in Canada and United States

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") except as follows:

(a)   Consolidated statements of operations:

	Years ended December 31,
	2006	2005
Net income in accordance with Canadian GAAP	$13,526,618	$7,722,136
Adjustments for:
Stock-based compensation (d)	119,567	-
Net income in accordance with U.S. GAAP	$13,646,185	$7,722,136

The basic and diluted earnings per share under U.S. and Canadian GAAP are as follows:

Canadian GAAP
Basic	$0.72	$0.52
Diluted	$0.69	$0.50
U.S. GAAP
Basic	$0.73	$0.52
Diluted	$0.69	$0.50

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

15.    Reconciliation of significant differences between accounting principles generally accepted in Canada and United States (continued)

(b)  Under U.S. GAAP, the Company is required to present a statement of changes in shareholders’ equity, which is presented below:

			Additional	Retained
	Common Stock		paid-in	Earnings
	Number	Amount	capital	(Deficit)	Total
Balance as of December 31, 2004	14,579,624	$45,363,072	$911,689	$(13,721,855)	$32,552,906
Issuance of common shares, net	2,250,000	17,947,574	-	-	17,947,574
Exercise of stock options	109,209	461,022	(39,679)	-	421,343
Exercise of warrants	-	(17,130)	-	-	(17,130)
Stock-based compensation	-	-	843,979	-	843,979
Net income	-	-	-	7,722,136	7,722,136
Balance as of December 31, 2005	16,938,833	$63,754,538	$1,715,989	$(5,999,719)	$59,470,808

Balance as of December 31, 2005	16,938,833	$63,754,538	$1,715,989	$(5,999,719)	$59,470,808
Issuance of common shares, net	3,200,000	34,679,577	-	-	34,679,577
Exercise of stock options	305,657	1,445,333	(1,023,987)	-	949,141
Tax benefit due to options exercised	-	-	1,433,939	-	1,433,939
Stock-based compensation	-	-	1,838,209	-	1,838,209
Net income	-	-	-	13,646,185	13,646,185
Balance as of December 31, 2006	20,444,490	$99,879,448	$3,964,150	$7,646,466	$111,490,064

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

15.    Reconciliation of significant differences between accounting principles generally accepted in Canada and United States (continued)

(c)   Consolidated comprehensive income:

Statement on Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, requires the Company to report and display information related to comprehensive income for the Company. Comprehensive income consists of net income and all other changes in shareholders' equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on marketable securities. There are no adjustments to the U.S. GAAP net income required to reconcile to the comprehensive income.

(d)   Stock-based compensation:

Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in notes 1(l) and 7. Under U.S. GAAP, the Company has similarly elected to follow the fair value method in accordance with SFAS 123, Accounting for Stock-based Compensation (“SFAS 123”), as of January 1, 2004 using the modified prospective transition method. Prior to January 1, 2004 the Company followed APB 25, Accounting for Stock Issued to Employees. Under SFAS 123, compensation expense is recorded as a charge to income and a credit to additional paid-in-capital over the service period. As the Company did not have any deferred compensation, stock-based compensation liabilities or deferred income taxes recorded as of January 1, 2004, there is no required opening adjustment relating to these accounts. The amounts that would otherwise have been recorded as compensation in the year as if the fair value method had always been applied will be recorded in income on a prospective basis. Since, for Canadian GAAP purposes, the Company retroactively restated the stock-based compensation relating to the fiscal years 2003 and 2004, an adjustment was made to the U.S. GAAP opening deficit and contributed surplus (APIC) accounts to remove the impacts of the Canadian restatement relating to any unvested options as of January 1, 2004.

Effective January 1, 2006, the Company is required to apply the provisions of FASB Statement No. 123R (“SFAS 123R”), which requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The Company has adopted this standard using the modified-prospective method and, therefore, recognizes share-based compensation for any new share-based awards and awards modified, repurchased or cancelled after January 1, 2006 over the requisite service period. In addition, the Company recognizes stock-based compensation expense for previously granted unvested awards outstanding as of January 1, 2006 over the remaining portion of the requisite service period.

Under SFAS 123R, the Company is required to determine the grant date fair value of the stock-based awards granted. The Company is continuing to use the Black-Scholes option pricing model to value these options. The related grant date fair value is subsequently recognized as stock-based compensation expense over the requisite service period. Currently, the Company adjusts compensation cost for actual forfeitures at the time forfeitures occur, as is permitted under Canadian GAAP. SFAS 123R requires the Company estimate forfeitures as part of the initial measure of the grant date fair value of the award. The cumulative effect of the change in accounting policy for the adjustment related to the forfeitures for the prior periods is $50,000 at January 1, 2006.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

15.    Reconciliation of significant differences between accounting principles generally accepted in Canada and United States (continued)

Under U.S. GAAP, the expense related to share-based payment arrangements should be presented in the same income statement line item as the cash compensation to those employees. Accordingly, the allocation of the stock-based compensation costs would be as follows:

	Years ended December 31,
	2006	2005
Project costs	$375,564	$223,122
Product development costs	185,504	118,337
Selling, general and administrative	1,277,141	502,520
	$1,838,209	$843,979

(i)    Under U.S. GAAP, components of current liabilities that are in excess of 5% of total current liabilities need to be disclosed separately. Included in accrued liabilities at December 31, 2006 and 2005 are salaries and benefit accruals of $3,742,148 and $2,971,564, respectively.

Also included in accrued liabilities at December 31, 2006 and 2005 are benefit management and rebates payable totalling $4,136,520 and nil, respectively.

(ii)   Under U.S. GAAP, the amortization of the accretion charge and financing costs on the long-term debt is computed using the effective interest rate method, which is not materially different from the amounts recorded under Canadian GAAP, which is computed using the straight-line method.

(e)   Recent accounting pronouncements under U.S. GAAP yet to be adopted:

In June 2006, the FASB issued Interpretation No. 48 (“FIN No. 48”), Accounting for Uncertainty in Income Taxes, which intends to clarify the accounting for uncertainty in incomes taxes recognized in the Company’s financial statements. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 is effective for the Company’s fiscal year beginning January 1, 2007 and, therefore, has no effect on the financial statements at December 31, 2006. The Company is currently working to ensure proper reporting under the new standard and as the Company prepares its financial statements in accordance with Canadian GAAP, certain applications under FIN No. 48 may not apply. Any financial reporting requirements under FIN No. 48 that differ from Canadian GAAP will be analyzed for inclusion in the Company’s U.S. GAAP footnote for the fiscal year beginning January 1, 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. SFAS No. 157 applies to financial statements that are issued for fiscal years beginning after November 15, 2007 and to interim periods within those fiscal years. As such, there is no impact on the Company’s financial statements or notes thereto for the year ended December 31, 2006.

SYSTEMS XCELLENCE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in U.S. dollars)

Years ended December 31, 2006 and December 31, 2005

15.    Reconciliation of significant differences between accounting principles generally accepted in Canada and United States (continued)

    (f) Changes in accounting policies adopted currently:

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”). SAB 108 requires that public companies utilize a “dual-approach” to assessing the quantitative effects of financial misstatements. This dual-approach includes both an income statement focused assessment and a balance sheet focused assessment. The Company adopted SAB No. 108 effective January 1, 2006 with no impact on the Company’s financial statements or notes thereto for the year ended December 31, 2006.

CONTACT INFORMATION

BOARD OF DIRECTORS

Terrence C. Burke (c), (n)
Independent Consultant

William J. Davis (a), (g), (n)
Chief Financial Officer
Allscripts Healthcare Solutions, Inc.

Gordon S. Glenn
Chairman & Chief Executive Officer
Systems Xcellence, Inc.

Philip Reddon (a), (c), (g), (n)
Managing Director
Covington Capital Corporation

James A. Ryan (a), (c), (g)
President & Chief Executive Officer
Excapsa Software Inc.

Mark A. Thierer
President & Chief Operating Officer
SXC Health Solutions, Inc.

a= Audit Committee
c= Compensation Committee
g=Governmental Committee
n= Nominating Committee

CORPORATE OFFICERS

Gordon S. Glenn
Chairman & Chief Executive Officer

Mark A. Thierer
President & Chief Operating Officer

Jeffrey Park
Chief Financial Officer &
Senior Vice President, Finance

John Romza
Chief Technology Officer & Senior Vice President, Product Development

Mike Bennof
Senior Vice President,
Public Healthcare & Strategic Solutions

Louis Greenberg
Senior Vice President,
Pharmacy Systems

Jeff Jensen, R.Ph.
Senior Vice President,
Healthcare Technologies Group

Mike Meyer
Senior Vice President,
Sales and Marketing

Michael Zaslav
Senior Vice President,
Provider Development

LEGAL ADVISORS

Heenan Blaikie LLP
Suite 2600, Royal Bank Plaza
200 Bay Street, South Tower
Toronto, Ontario M5J 2J4

Holland & Knight LLP
131 South Dearborn
30th Floor
Chicago, IL 60603

TRANSFER AGENT

CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto, Ontario M5H 4A6

AUDITOR

KPMG LLP
Yonge Corporate Centre
4100 Yonge Steet, Suite 200
Toronto, Ontario M2P 2H3

BANKER

J.P. Morgan Chase
120 South LaSalle Street
Chicago, IL 60603

INVESTOR RELATIONS CONTACTS

Jeffrey Park
Chief Financial Officer &
Senior Vice President, Finance
Email: investors@sxc.com

Dave Mason - Canada
Senior Vice President
The Equicom Group, Inc.
Email: dmason@equicomgroup.com
T (416) 815-0700

Susan Noonan- U.S.
The SAN Group, LLC
Email: susan@sanoonan.com
T (212) 966-3650

TSX Symbol: SXC
NASDAQ Symbol: SXCI
Website: www.sxc.com

ANNUAL SHAREHOLDERS MEETING

Wednesday May 16, 2007
4:30 p.m. ET
InterContinental Hotel
Ontario Room
225 Front Street West, Toronto

2006 ANNUAL REPORT

SXC
Health
informedRx

On The Move
Driving Continued Success

CORPORATE HEADQUARTERS

2441 Warrenville Road, Suite 610
Lisle, IL 60532-3642
T (630) 577-3100
(800) 282-3232

OFFICES

Systems Xcellence Inc.
555 Industrial Drive
Milton, Ontario L9T 5E1
T (905) 876-4741

Systems Xcellence Inc.
3960 Quadra Street
Victoria, B.C. V8X 4A3
T (250) 744-2331

informedRx
SXC Health Solutions, Inc.
8444 North 90th Street, Ste. 100
Scottsdale, AZ 85258
U.S.A.
T (480) 362-5200
(800) 282-3232

SXC Health Solutions, Inc.
3025 Windward Plaza, Ste. 200
Alpharetta, GA 30005
U.S.A.
T (480) 362-5200
(800) 282-3232

Health Business Systems, Inc.
A subsidiary of SXC
738 Louis Drive
Warminster, PA 18974
T (215) 442-9300

www.sxc.com

Systems Xcellence, Inc.
Annual Report 2006